Exhibit 99.24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

TABLE OF CONTENTS

1	HIGHLIGHTS AND RELEVANT UPDATES	4
2	CORE BUSINESS, STRATEGY AND OUTLOOK	18
3	REVIEW OF FINANCIAL RESULTS	19
4	REVIEW OF OPERATIONS AND MINE PERFORMANCE	25
5	CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES	34
6	MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	37
7	FINANCIAL CONDITION AND LIQUIDITY	39
8	ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES	44
9	CONTINGENCIES	45
10	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	45
11	NON-GAAP FINANCIAL PERFORMANCE MEASURES	47
12	CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	53

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition (“MD&A”), authorized for issuance by the Board of Directors of the Company on November 7, 2024, should be read in conjunction with Allied Gold Corporation’s (“Allied” or the “Company”) condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 (“Condensed Consolidated Interim Financial Statements”) and the most recently issued annual consolidated financial statements for the year ended December 31, 2023 (“Consolidated Financial Statements”). All figures are in United States Dollars (“US Dollars”) unless otherwise specified. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB").

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A, include:

•	Cash costs per gold ounce sold (“cash costs”), for which the most directly comparable IFRS measure is cost of sales;

•	All-in sustaining costs (“AISC”) per gold ounce sold, for which the most directly comparable IFRS measure is cost of sales;

•	Gross profit excluding Depreciation, Depletion and Amortization (“DDA”);

•	Sustaining, and non-sustaining (expansionary and exploration) capital expenditures;

•	Adjusted Net Earnings (Loss), for which the most directly comparable IFRS measure is Net Earnings (Loss); and

•	Earnings before Interest, Taxes, DDA ("EBITDA") and Adjusted EBITDA, for which the most directly comparable IFRS measure is Net Earnings (Loss).

Reconciliations and descriptions associated with the above non-GAAP financial performance measures can be found in Section 11: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1), which are provided on the final page of this MD&A.

Cautionary statements regarding forward-looking information, mineral reserves and mineral resources and statements on internal controls over financial reporting can be found in Section 12: Cautionary Statements and Internal Controls Over Financial Reporting in this MD&A.

Additional information relating to the Company, not incorporated as part of this MD&A, including the Annual Information Form of the Resulting Issuer (as defined herein), is available on SEDAR+ at www.sedarplus.com.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

1.            HIGHLIGHTS AND RELEVANT UPDATES

Allied Gold Corporation (“Allied”, “Allied Gold” or the “Company”) is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties, and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Allied has demonstrated the production capacity of its operations of at least 375,000 ounces before further optimizations and cost improvements. The Company's strategic approach and commitment to delivering lasting value for its stakeholders remain its central focus. Allied is positioned for substantial growth, with a path to increase its sustainable production platform to greater than 700,000-800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's exceptional exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the permitted, shovel-ready Kurmuk project in Ethiopia currently under development, and the Sadiola expansion project.

Allied is committed to the development of high-quality growth projects and delivering shareholder value and returns. This is achieved through investing in key operational improvements to enhance productivity, reduce costs, and increase cash flows. The aggregate ownership of management and Board members in the Company demonstrates strong alignment with shareholders and a firm commitment to value creation.

Setting Up for Future Success:

Third quarter production of 85,147 was consistent with the first two quarters of 2024 and the comparative quarter of 2023. Year-to-date production of 258,459 was nearly 10,000 ounces higher than the comparative period of 2023.

Production in the third quarter included minimal contribution from Korali-Sud (previously referred to as Diba) at the Sadiola mine. Korali-Sud, a higher-grade oxide ore body, was expected to represent a significant component of the Company's production at Sadiola for 2024 and 2025, displacing some of the lower-grade ore originally planned to be fed through the plant. It is now expected to represent a significant component of production for the fourth quarter of 2024, continuing into 2025 and early 2026. This is anticipated to improve both production and cost efficiency. In the second quarter, the Company began operations and stockpiling from Korali-Sud, although operations were suspended early in the third quarter, as the Company was required to complete the permitting process for Korali-Sud under the new 2023 Mining Code. Now fully permitted, the Company has begun processing stockpiled material and broader production activities. Korali-Sud is planned as a bridge between current operations at Sadiola and the completion of the first phase expansion, which will allow the plant to process more of the fresh ore. This first phase expansion commenced in the fourth quarter of 2024, and is expected to be completed by the fourth quarter of 2025, which will allow for sustainable production at Sadiola of at least 200,000 ounces per year. Lastly, the Company continued to drill other areas of oxide mineralization at Sadiola, including Sekekoto West, FE4, FE2.5 and Tambali South, so that they can serve as backup ore feed for Korali-Sud, as the first phase expansion is completed.

The Company estimates production in the fourth quarter of 98,000 ounces to 102,000 ounces, making it the highest production quarter of the year and comfortably corroborating the Company’s position that the production platform of the Company’s current operations is in the 375,000-400,000 range, as previously disclosed. Mostly, production increases in the fourth quarter are attributable to the more fulsome contributions to production from Korali-Sud which has had a nominal contribution to production year-to-date. Estimated production for the fourth quarter also accounts for reduced throughput when processing ores from Korali-Sud, as a result of clay content in those ores. Presently, ores from Korali-Sud are processed separately from ores from Sadiola under a tolling arrangement given different ownership of Sadiola and Korali-Sud. The Company is seeking approval from mining authorities to blend ores from the two deposits thereby optimizing throughput and production. This production profile is before any capital programs that will result in a step increase in production, notably from Kurmuk and the Sadiola expansion.

Throughout 2024 and continuing in the third quarter, management made a series of improvements to its operational improvement plans to ensure a materially stronger fourth quarter and to position the Company to achieve its 2025 objectives and beyond, effectively strengthening and de-risking the production platform moving forward. These actions include:

•	Mining, Processing, Exploration and Administrative Improvements: The Company has been progressing to an operationally focused approach to the business and has implemented a series of improvements and optimizations, that once again support a strong fourth quarter and beyond. These include:

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

o	Year-to-date increases in mining and waste movement to achieve spatial compliance and access higher-grade ores. The increase in activity resulted in a lower-than-planned cost per ton. The Company is optimizing grade and ounces of production to ensure these cost reductions are reflected in lower costs per ounce.

o	Processing plant optimizations have increased total tonnes milled across all operations since the start of the year. This upward trend is expected to continue through the fourth quarter. Notably, operations in Côte d'Ivoire achieved substantial gains, with third-quarter milling rates up 15% at Agbaou and 39% at Bonikro compared to the first quarter.

o	Optimizations and improvements of KPIs have led to enhanced resource models, improved grade control procedures, and more efficient mine scheduling.

o	Implementation of more robust forecasting and budgeting processes.

o	Enhanced procurement and supply chain processes.

o	Increased engagement with the workforce, local stakeholders, and governmental entities to ensure better alignment and communication.

o	Critical reviews of services and suppliers. The Company is consolidating and integrating critical activities, such as contract mining services which have been awarded after the Company conducted a comprehensive international tendering process. The contract has been awarded to Mota-Engil, for all operating mines and Kurmuk. Mota-Engil, a group with nearly 80 years of operational experience, has significant depth and breadth of knowledge in mine contracting. Other segments of their business, including infrastructure construction and transportation, provided them with an advantage over other contractors in matters such as supply chain, logistics and importation/exportation experience. Further, the firm successfully demonstrated the best competency, consistency, reliability, pricing and financial capacity. In the context of the contract, the Company also proceeded to facilitate Mota-Engil's purchase of the trucking fleet, equipment, inventory, spares, and other materials from the mine contractor operating Allied Gold’s West Africa operations and concurrently entered into new mine contractor agreements which better align key performance measures with the objectives of the Company and ensures better planning, management and oversight. The transition to Mota-Engil at the Company's operations is in progress. The Company has taken steps to ensure an orderly changeover from the current contractor and to minimize risks from the transition in the short-term, to attain the longer-term benefits anticipated by the Company.

o	Upgrades to power generation facilities in Côte d'Ivoire, stabilizing production and reducing future risk exposure.

o	Exploration initiatives aimed at extending mine life, focusing on expanding the Mineral Reserves of oxide ore at Sadiola and advancing exploration at several high-quality targets within the Kurmuk project, expected to significantly increase the project’s mineral inventories.

•	Leadership Strengthened to Drive Operational Performance:

o	The Company has appointed Johannes Stoltz as Chief Operating Officer, leveraging his 28 years of mining experience and deep knowledge of Allied’s operations. Johannes' transition into the role has been occurring since the beginning of 2024, and he has been primarily responsible for optimizations and improvements initiated to improve operations from early this year, making strong progress toward achieving sustainable and predictable production goals starting in the third quarter. This appointment is part of an orderly succession plan that had begun at the beginning of the year as his predecessor was nearing retirement, and the Company having determined that for its optimizations plan, and having improved its plant functions, a focus on mining was critical and its head of operations should be a qualified mining engineer.

o	Allied has strengthened its Board of Directors by adding a new Board Member, Oumar Toguyeni. Mr. Toguyeni is a highly experienced global mining executive, with over 35 years of mining expertise. His career has included senior leadership positions at major international mining companies such as BHP, Alcoa Inc., IAMGOLD Corporation, and he has also recently been appointed to the Board of Directors of Hummingbird Resources. He very recently joined the board of that company in connection with the restructuring and recapitalization of the company initiated, and financially supported, by its largest shareholder. Beginning his career as an exploration geologist, Mr. Toguyeni has gained extensive experience in Europe, North and South America, the Caribbean, and particularly in West Africa, where he is based. His executive career includes senior operational and sustainability positions in Mali the result of which, together with his in country relationships, will assist in management of and board oversight over the Company’s in country efforts. Fluent in English and French, he brings a wealth of international experience and insight to the Board. He is a geologist and also holds a Master of Business Administration degree.

o	The Company is further consolidating its management into its head office in Toronto, rationalizing legacy offices throughout the organization. This included bringing in individuals that have significant previous experience dealing with mining plans and block models.

o	Adoption of a governance approach aligned with best practices established by public companies, emphasizing rigorous risk management and sustainability practices.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

•	Importantly, during the quarter, Allied secured key regulatory approvals in Mali that provide clarity and stability for its phased expansion and the integration of additional high-grade oxide ore at Sadiola, described in more detail below.

Operational, Earnings and Cash Flows Highlights:

For the three months ended September 30, 2024, unless otherwise noted

•	Quarterly production of 85,147 gold ounces, as follows:

	For three months ended September 30, 2024	For three months ended September 30, 2023
Sadiola	39,138	43,525
Bonikro	27,369	23,628
Agbaou	18,640	17,320
Consolidated	85,147	84,473

•	As previously disclosed, production is expected to be back-end weighted, with quarter-over-quarter variances due to mine sequencing, accessing higher grades per the mining plan, and the implementation of operational improvements. The Company estimates production in the fourth quarter of 98,000 ounces to 102,000 ounces, making it the highest production quarter of the year and comfortably corroborating the Company’s position that the production platform of the Company’s current operations is in the 375,000-400,000 range, as previously disclosed. Mostly, production increases in the fourth quarter are attributable to the more fulsome contributions to production from Korali-Sud which has had a nominal contribution to production year-to-date. Estimated production for the fourth quarter also accounts for reduced throughput when processing ores from Korali-Sud, as a result of clay content in those ores. Presently, ores from Korali-Sud are processed separately from ores from Sadiola under a tolling arrangement given different ownership of Sadiola and Korali-Sud. The Company is seeking approval from mining authorities to blend ores from the two deposits thereby optimizing throughput and production. The Company’s costs for the first half of the year were in line with expectations, and with the strong production anticipated in the second half, full-year costs were expected within the guided range. However, delays with production sequencing during the third quarter, along with the anticipated effects of the 2023 Mining Code in Mali, are expected to commensurately increase AISC(1) by approximately $200 per ounce, in relation to those previously guided.

•	Consolidated Production, in relation to the comparative prior year quarter increased, as follows:

	For three months ended September 30,		For nine months ended September 30,		YTD Percentage
	2024	2023	2024	2023	Improvement
Gold Ounces Produced	85,147	84,473	258,459	249,062	4%

•	Production in the third quarter included minimal contribution from Korali-Sud at the Sadiola mine. Korali-Sud, a higher-grade oxide ore body, that was expected to represent a significant component of the Company's production at Sadiola, displacing some of the lower-grade ore originally planned to be fed through the plant for 2024 and 2025, is now expected to represent a significant component of production for the fourth quarter of 2024, continuing into 2025 and early 2026. This is expected to improve both production and cost efficiency. Ore from Korali-Sud was exposed and made available for mining as planned in late June, to commence industrial-scale tests at the Sadiola plant. These tests were aimed at confirming and optimizing processing parameters. As a result, limited quantities of ore were processed during the second quarter to conduct these tests and assess the plant’s behavior and controls, particularly for the higher-grade ores, and these tests were successful. The plant trial yielded production at better-than-expected grades. Production from Korali-Sud has recommenced, at better grades and recoveries than expected, now that the Company has received the necessary authorizations for processing Korali-Sud ore at Sadiola. Operations were suspended early in the third quarter, as the Company was required to complete the permitting process for Korali-Sud under the new 2023 Mining Code. Now that it is fully permitted, the Company has begun processing stockpiled material and broader production activities. Additionally, exploration is ongoing at Sekekoto West, FE4, and Tambali South to define further near-surface oxide gold mineralization, with the objective of maximizing short-term production and cash flows, and building a growing inventory of Mineral Resources.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

•	Sales of 78,939 gold ounces.

•	Total cost of sales(4), cash costs(1) and AISC(1) per gold ounce sold of $1,750, $1,514, and $1,811, respectively. On a year-to-date basis, total cost of sales(4), cash costs(1), and AISC(1) on a gold ounce sold basis were $1,635, $1,419 and $1,619, respectively. Cost improvements are expected for the remainder of the year. At Sadiola, which will meaningfully impact the consolidated result, this will be achieved through the increased production resulting from the inclusion of oxide ore from Korali-Sud in addition to other operational improvements. Production exceeded sales in the period due to the timing of shipments in relation to gold pours, particularly at Korali-Sud. AISC(1) per ounce, which is calculated on an ounce sold versus produced basis, was impacted by certain expenditures being divided by a lower denominator, which is expected to normalize in the fourth quarter. Further, as expected and guided, Bonikro's sustaining capital and AISC(1) in the third quarter were impacted by capitalized stripping at PB5. The stripping activities being carried out during the year, and the expected ramp-up of stripping activities in the fourth quarter, will improve production and costs for the next few years, as high grade ore will be exposed while significantly lower waste removal is planned. The classification of stripping costs to sustaining capital was changed in the fourth quarter of 2023, with first production from the pushback achieved in that quarter. AISC(1) per gold ounce sold exceeded cost of sales per gold ounce sold, as sustaining capital for the quarter exceeded depreciation and amortization. However, the investments in sustaining capital, which include the aforementioned stripping at Bonikro, will benefit future quarters.

•	Operating highlights by mine for the quarter as follows:

For three months ended September 30, 2024	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola Gold Mine	39,138	35,289	$1,588	$1,522	$1,793
Bonikro Gold Mine	27,369	25,457	$1,451	$940	$1,318
Agbaou Gold Mine	18,640	18,193	$2,485	$2,300	$2,537
Total	85,147	78,939	$1,750	$1,514	$1,811

•	As at September 30, 2024, the Company had cash and cash equivalents of $95.4 million. Cash balances increased significantly subsequent to quarter end, to a pro-forma balance of approximately $257.0 million, as in October the Company closed a public offering of common shares, resulting in a total issuance of 71.3 million common shares in the capital of the Company at a price of C$3.10 per Share for aggregate gross proceeds of $161.6 million (C$221.0 million). The Company intends to use the net proceeds of the offering to support the funding of its optimization and growth initiatives, including in relation to all rights and obligations dealing with and allowing for continuous management, optimizations, advancements, improvements and phased expansion of the Sadiola Mine, and in respect of costs associated with the Kurmuk construction project. The Offering is part of the Company's previously announced broader financing plan, which also includes a gold stream and gold prepay facility on the Kurmuk project, intended to enhance financial flexibility to unlock significant value, described in more detail within this MD&A. Lastly, the Company has a three-year undrawn, $100.0 million credit facility, which provides additional flexibility. Although the Company does not expect to draw on the facility, it reinforces its financial flexibility to support growth while mitigating downside price risks. With an expected strong fourth quarter, punctuated by anticipated higher production and lower costs, which creates a step-change in cash flow generation, the Company is well positioned to cover its upcoming capital expenditure ramp-up at Kurmuk.

•	The Company's ability to unlock the significant value in its large and expanding mineral inventory is supported by the financial flexibility needed to internally fund these optimizations and growth initiatives. Based on recent gold prices, the Company expects to be fully financed through cash flows; however, as a precaution, so that the Company is not dependent on the price of gold, Allied is actively executing a select number of non-dilutive alternatives. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants.

In association with these efforts, on August 14, 2024, the Company closed the streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, Allied received a $53.0 million upfront cash payment (the “Advance Amount”) and will receive an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

The transaction recognizes the inherent value of the Company’s CDI mines and implies a valuation multiple significantly higher than that at which the Company’s shares currently trade in the market and the price at which the Company went public. CDI comprises the Agbaou and Bonikro mines, which are located in Côte d'Ivoire within the Birimian Greenstone Belt. Allied is targeting a sustainable production platform of 180,000-200,000 gold ounces per annum on a combined basis and a mine life greater than 10 years, driven by an extensive exploration program, cost optimizations, and process improvements aimed at extending mine life and increasing value. The Company evaluated different financing options as part of this process, concluding that this transaction provides a much better cost of capital than any other alternative, including equity financing. The streaming agreement offers a competitive cost of capital based on Proven & Probable Mineral Reserves and remains favorable when assuming Mineral Resource conversion and exploration upside. Lastly, the Advance Amount ensures self-funding for Allied’s extensive exploration program for CDI, to advance highly prospective sites such as Oume, Akissi-So, Agbalé, and other targets. It also allows for the acceleration of improvement projects to increase the reliability of operations, optimize plant capacity, and bring forward value and extensions of mine life. Allied expects this flexibility to facilitate capturing further upside beyond the current life of mine plans. These enhancements are designed to increase asset value and unlock upside potential without diminishing shareholder equity.

The successful share offering resulted in funds that, together with cash on hand and cash flow from operations, sufficiently fund the Company and allows for the pursuit of capital expansion programs and exploration of other areas available for improvement and enhancement to value per share. This optionality has allowed the Company to adjust its further funding requirements, and given the competitive cost of capital realized via the Côte d'Ivoire stream and strong market feedback, Allied is now pursuing a $225-$250 million Kurmuk funding package comprising a gold stream and a gold prepay facility for the Kurmuk development project. This comprehensive funding solution is expected to close in the fourth quarter of 2024. The prospective stream validates the opportunities at Kurmuk, including its strong geological upside potential, and has attracted significant interest at an attractive cost of capital.

The gold prepay facility would bring forward cash flows and include a built-in gold price hedge amidst favorable market prices. This prepay would begin gold deliveries after Kurmuk's anticipated mid-2026 construction timeframe, further balancing the cash requirements for its construction. Lastly, this arrangement along with operational improvements and production increases that are expected to begin to generate significant cash flow in the coming quarters, would provide additional financial flexibility for the Company to balance its allocation of capital and pursue other high return internal growth opportunities, which could include accelerating the study to optimize recoveries at Sadiola, optimize its overall development schedule with the aim of bringing value forward for this asset, among others.

•	To further support its fully-funded plan, on April 12, 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from May 2024 to March 2025, for a total of 110,000 ounces, with a put of $2,200 per ounce and a call of $2,829 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price. The Company will continue to look into utilizing cash flow protection measures.

•	Net cash generated from operating activities for the quarter was $72.6 million. Operating cash flows before income tax paid and movements in working capital were a strong inflow of $87.2 million. Current period cash from operating activities was positively impacted by higher realized gold prices and proceeds of the stream with Triple Flag that closed during the third quarter. Working capital impact was modest for the quarter, with mostly offsetting decreases due to the buildup of prepaid balances, VAT, stockpiles and finished goods inventory, and increases due to general timing of accounts payable.

•	Net Loss Attributable to the Shareholders to the Company (“Attributable Net Earnings Loss”) for the three months ended September 30, 2024 was $108.0 million or $(0.43) per share. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation and certain tax adjustments. Further, earnings for the current quarter and period were impacted by the Agreement with the State of Mali, and a VAT impairment. In accordance with accounting standards, all amounts associated with the Agreement were expensed during the quarter with $33.7 million included in current income tax expense and $81.9 million included in other losses. Given the overall economic position of the State of Mali, and an assessment of recoverability, the Company agreed to not claim 16 billion CFA francs ($27.2 million) of VAT, and consequently impaired those credits in the quarter. After these adjustments, the Company reports Adjusted Net Earnings(1) of $50.6 million or $0.20 per share. Details of the adjustments can be found in the Summary of Financial Results discussion below.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

•	EBITDA(1) and Adjusted EBITDA(1) for the for the three months ended September 30, 2024 was a loss of $69.1 million and earnings of $52.1 million respectively. The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

•	The Company continues to track well against its plan for the Kurmuk Project, having achieved key milestones including:

o            successful completion of the early works and project set-up,

o            completion and filling of the construction water dam,

o            substantial completion of key engineering packages,

o            major services and critical equipment procurement,

o            final negotiations of key construction contracts ahead of the fourth quarter construction ramp-up,

o            starter camp establishment, and advanced construction of main camp,

o            plant site earthworks, and other general facility earthworks started, and progressing well.

The mining contract for Kurmuk has been awarded to Mota-Engil, which as previously noted, has also been awarded the operating contracts for the Company's West Africa operations. The award will advance pioneering earthworks at an early stage, allow sufficient time for the importation and mobilization of equipment well ahead of the timeframe when mining will begin, and also allow for the early establishment of infrastructure, support and training of personnel. Year-to-date, $53.9 million has been spent with interest on borrowings capitalized under IFRS, or $47.6 million without.

Fourth quarter spending is expected to increase, predominantly on the following key activities:

o            further progress on earthworks, including main water dam excavations,

o            ramp-up of concrete, batch plant and civil activities,

o            start of steel fabrication and other construction activities,

o            advancement of main camp construction,

o            procurement of other services and supplies.

The Company remains on track for physical progress of the Kurmuk Project, however capital expenditures are lower than the original estimate for the year. The full-year direct project cash flow spend (excluding capitalized interest) is now expected to be approximately $100 million, lower than the original estimate of $155 million. The difference is mostly the result of detailed and optimized execution planning, favorable contract negotiations with local contractors which lowered upfront required payments, higher local contractor deployment with lower mobilization costs and better schedule, and a redesign of certain earthworks which have reduced quantities and related schedule. Some of these payments have been deferred into the first half of 2025, and consequently, the project remains on budget. Additionally, the recently signed Power Purchase Agreement ("PPA") with Ethiopian Electric Power secures reliable hydroelectric energy, further confirming the project’s cost economics as a low-cost producer by ensuring access to one of the world's most affordable and sustainable power sources. The power line is in the development phase and is expected to be finalized and energized ahead of first production in mid-2026.

•	On April 10, 2024, the Company announced positive exploration results at Kurmuk's Tsenge gold prospect, the most advanced of several high quality exploration targets at the Kurmuk gold project, and new oxide discoveries at Sadiola's Sekekoto West, one of the new significant targets where ongoing exploration activities continue to successfully uncover additional near-surface oxide gold mineralization. The Tsenge results are part of a program expected to significantly boost the Mineral Resources and Mineral Reserves at Kurmuk, aligning with the Company’s goal of achieving a minimum of five million ounces of gold in mineral inventories at the project. These successes support the Company’s strategy to enhance Kurmuk’s existing Mineral Reserves and Mineral Resources, aiming to extend the strategic mine life to over 18 years and increase annual gold production to more than 250,000 ounces at an AISC(1) of less than $950/oz. The discoveries at Sekekoto West are poised to enhance production at existing operations and supplement the future ore feed to Sadiola, allowing it to maintain high production levels with lower near-term capital costs as it expands its existing processing infrastructure.

•	Following on to the exploration results announced in April, on June 26, 2024, the Company reported a further update on exploration and development activities at its Kurmuk Project. Recent significant exploration results at both Dish Mountain and Tsenge confirm the high prospectivity previously reported for the property and these near-mine targets. These results support the Company’s objective to deliver significant Mineral Reserves and Mineral Resource growth from areas that can extend and improve Kurmuk’s initial mine life and production profile. Cumulative exploration results at the Tsenge Project highlight the potential for significant additional economic mineralization within the project area, reinforcing Allied’s vision that Kurmuk and the surrounding 1,269 km2 of exploration leases represent the potential for a new gold mineral province in Western Ethiopia. Key project advancements in recent months build upon the planning and preparation activities started in late 2023. These include the progress of the Engineering, Procurement and Construction Management (“EPCM”) Early Works contract under DRA Global Limited (“DRA”), the ongoing procurement of long-lead items and services, including the ball mill in addition to the already owned SAG mill, and the tendering process for contract mining and bulk earthworks, among others.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Corporate Development Highlights:

Sadiola Protocol Agreement and Phased Expansion

Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to process fresh ores. The objective is to increase production and cash flows in both the short and long term.

During the third quarter, the Company entered into a definitive protocol agreement (the “Agreement”) with the Government of Mali (the “State”), providing for renewal of the exploitation permit for Sadiola, advancement of the nearby Korali-Sud property including the issuance of a definitive exploitation permit for large-scale mining and processing of mined ore at the Sadiola plant, and the fiscal and regulatory framework for the phased expansion of the operations. Subsequent to the Agreement, other producers in the country reached similar arrangements with the State. The Agreement establishes a strong foundation for certainty and consistency, and leads to the Company continuing to operate in-country and able to pursue growth plans that result in stronger production and cash flow.

In particular, the Agreement provides several benefits for the Company, setting the stage for advancing the Company's plans:

•	Permit Renewals: The Exploitation Permit for the Sadiola Gold Mine has been renewed for ten years, and allows for further renewals after the initial ten-year term until all Mineral Reserves are depleted. This renewal enables operational continuity and supports the Company's phased expansion plan, which provide for the realization of Sadiola’s inherent value.

•	Fiscal and Regulatory Stability: The Agreement provides fiscal and regulatory stability, in which royalties align with the new mining code, although also provides for derogations from certain royalties. The derogations alone have substantial financial value, as compared to the mining code itself. In addition, the Company's ownership of Sadiola remains at 80%, with the State owning a carried 20% (the State's ownership of Korali-Sud will be increased to 35% whereas the Company will retain 65%) and maintain rights to fiscal stability, mediation and arbitration. As the Company was the first to complete negotiations and discussions culminating in the Agreement, the Company also secured a most-favoured-nations right which allows for it to claim any right or benefit settled with other companies operating in-country. This framework supports the phased expansion at Sadiola, fostering increased production and cash flow and creating a foundation for optimization projects to enhance recoveries and throughput.

•	Approval of Korali-Sud: Korali-Sud represents significant value and offers near-term production and cash flow, advancing strategic goals at Sadiola.

•	Potential Upside through Joint Ventures: The Company believes that entering into the Agreement has certain qualitative benefits which include increased goodwill which applies, in addition to other areas, to the pursuit of other in-country mining opportunities with the recently formed State mining company. These include nearby deposits which would benefit Sadiola.

•	Tax Stability: Under the Agreement, Mali has agreed to abandon all outstanding claims related to the Company’s customs, income and other tax matters up to the date of the Agreement, offering a clean slate for tax-related matters moving forward.

The Agreement also provides for certain payments to the State. On October 12, 2024 the Company made an initial upfront payment, and the Company intends to make an additional and final payment by March 31, 2025 from cash flows. In addition, the Company also settled certain tax and other obligations. In accordance with accounting standards, all amounts were expensed during the quarter. The aforementioned items resulted in an impact to current income tax expense of $33.7 million, and $81.9 million to other losses. Lastly, part of the Company's business plan, and reflected in the Agreement, is the Company undertaking to proceed with the phased expansion at Sadiola.

Present efforts have focused on increasing the inventory of oxide and fresh ores, significantly optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities, and planning the development of a new plant for processing fresh ore exclusively. This includes implementing enhancements to existing facilities to benefit both the current plant and the planned new plant.

Meaningful improvements in production are targeted in the short term through the contribution from high-grade oxide ores from various sources, with the objective to support production levels between 200,000 and 230,000 ounces per year in the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025 to support development projects across the Company.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

The discovery of additional economic oxide mineralization has the potential to improve upon these targets. Exploration activities, resource modeling, and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4, and Tambali South, among others. These developments are a key part of the Company's strategy, allowing for the optimized utilization of existing resources and infrastructure, further contributing to production and cost improvements for the next several years, and providing mine plan flexibility with more areas for mining.

The aforementioned approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs. Following this period, with the commissioning of the Phase 1 Expansion, the Sadiola Gold Mine is expected to support an average production level between 200,000 and 230,000 ounces per year through 2028, although by processing more fresh ore with higher grades and lower recoveries. This strategy not only optimizes the use of existing Mineral Resources but also aligns with our commitment to extend the life of the mine and enhance its profitability.

Project pre-construction activities for the Phase 1 Expansion are progressing well, and with the Agreement now in place, formal modifications to the existing plant are expected to begin in the fourth quarter and extend into 2025. Allied expects to invest approximately $65 million through 2025 in this first phase of the Sadiola expansion. The updated engineering study for this phase has reconfirmed the design to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the existing process plant. With the completion of plant modifications in Phase 1, contributions of oxide ore from Korali-Sud and other recently discovered oxide deposits within the Sadiola mining license area, Sadiola is expected to produce up to 230,000 ounces of gold per year in the period before the new plant— contemplated in Phase 2—becomes operational. Upgrades in infrastructure to prepare the site for the next phase of investment will also be advanced during the Phase 1 Expansion.

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start in the second-half of 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine's 19-year life, with AISC(1) expected to decrease to below $1,000 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades.

While the investment in the Sadiola Gold Mine Expansion Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort aimed at significantly increasing the Sadiola Gold Mine's production, enhancing its profitability and longevity, and reaffirming the commitment to the Company's stakeholders. This is demonstrated by the over $127 million invested in the Sadiola Gold Mine to date, which has allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure of $100 million between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2028 by which time both the modified existing plant and new plant will be commissioned and functioning.

Further, the Company is investigating the merits of a more progressive expansion of the existing plant beyond the year 2025, with the objective to target similar ultimate production levels at improved capital intensity.

The Company is also advancing opportunities for optimization of the Sadiola Gold Mine Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10 percentage points through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to improve the project's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Gold Mine Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Accretive Strategic Ownership Consolidation of the Kurmuk Development Project and Decision to Advance Expanded Kurmuk Project

On September 7, 2023, the Company completed the accretive acquisition of the minority interest previously held in the Kurmuk project by APM Investment Holdings Ltd. (“APM”), consolidating the Company’s ownership to 100%. Upon the declaration of commercial production and completion of certain governmental commitments such as public road upgrades and installation of a power line, a 7% ownership will be issued to the Ethiopian government. The initial consideration for APM consisted of 11,797,753 common shares at a price of $4.45 per share (being the issue price of the recently completed financing for the going public event), totalling $52.5 million, with further payments structured over time, payable in cash or cash and shares at the option of the Company. Notably, there was no upfront cash consideration, highlighting the mutually beneficial nature of the transaction and underscoring APM's confidence in the Company's operational and execution capabilities, both broadly and specifically in relation to Kurmuk. During the third quarter, in connection with the agreement, a further 5,917,063 shares were issued in relation to the deferred consideration.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

This consolidation of ownership positions the Company to be able to advance the Kurmuk Project efficiently through construction and development. The ownership consolidation, which is immediately accretive to net asset value per share, simplifies Kurmuk's management structure, de-risks the project execution, and improves the Company's leverage to project optimizations and its exploration upside.

In addition to the accretive ownership consolidation, the Company has made the decision to advance the expanded Kurmuk project through a two-phase development plan with a total capital requirement of approximately $500 million. This plan includes a capital commitment for the first phase of $185 million to be spent through 2023 and 2024. At the end of this phase, the Company will have the opportunity to assess any further optimizations and improvements before deploying the remaining capital for Kurmuk.

Upon completing the initial phase, the Company will have made significant strides in developing Kurmuk, reaching milestones such as engineering, early works, major equipment procurement, civil infrastructure development, camp establishment, mining contractor mobilization, and pre-stripping at the Ashashire deposit. The Company's exploration at Kurmuk also aims to evaluate options for exploiting an anticipated increase in total mineral inventory, potentially leading to greater annual production. On a year-to-date basis, $53.9 million, has been spent in Ethiopia, including capitalized interest, or $46.1 million of direct capital expenditures, with spend continuing to ramp up in the fourth quarter. The Company remains on track for physical progress of the Kurmuk Project, however capital expenditures are lower than the original estimate for the year. The full-year direct project cash flow spend (excluding capitalized interest) is now expected to be approximately $100 million, lower than the original estimate of $155 million. The difference is mostly the result of detailed and optimized execution planning, favorable contract negotiations with local contractors which lowered upfront required payments, higher local contractor deployment with lower mobilization costs and better schedule, and a redesign of certain earthworks which have reduced quantities and related schedule. Some of these payments have been deferred into the first half of 2025, and consequently, the project remains on budget. Additionally, the recently signed Power Purchase Agreement ("PPA") with Ethiopian Electric Power secures reliable hydroelectric energy, further confirming the project’s cost economics as a low-cost producer by ensuring access to one of the world's most affordable and sustainable power sources. The power line is in the development phase and is expected to be finalized and energized ahead of first production in mid-2026.

During its review of the Kurmuk development plan, the Company decided to pursue an expanded project involving an upgrade of the processing plant's capacity from 4.4Mt/a to the confirmed design of 6.0Mt/a. This expansion, as indicated in the 2023 Front End Engineering and Design (FEED), leverages major equipment already owned by the Company, reducing implementation risks and capital intensity. The expanded project is now expected to achieve an average annual gold production of approximately 290,000 ounces over the first five years and sustain over 240,000 ounces per year over a 10-year mine life, based solely on Mineral Reserves. This improvement is significant compared to the original project, which would have averaged 200,000 ounces annually at similar capital costs. By utilizing existing major equipment and contractor mining, the expanded project will be developed within the same capital requirements as initially planned.

The project implementation team, which features strong African project delivery capabilities, began focusing on early works execution planning in the fourth quarter of 2023, continuing year-to-date in 2024. Operational readiness remains a key focus, with planning and preparation activities underway, including the recruitment of the General Manager and other operating positions.

On August 19, 2024, the Company announced that its subsidiary, Kurmuk Gold Mine PLC, which owns the Kurmuk Project, entered into a definitive Power Purchase Agreement ("PPA") with Ethiopian Electric Power to secure a reliable, competitive, and sustainable energy supply for Kurmuk throughout the life of the mine. This is an important milestone in the project's development, as a steady supply of hydroelectric power ensures that Kurmuk remains one of the lowest AISC(1) projects in the world. Ethiopia is a low-cost power producer, generating power almost entirely through hydroelectric sources, making it one of the most durable and cleanest power supplies globally.

Key Terms of the Agreement:

•	Term: The Power Purchase Agreement will be in effect for a period of twenty years and may be extended by mutual agreement.

•	Energy Charge: The agreement secures a flat energy charge of US$0.04 per kWh, applicable from the supply commencement date and remaining fixed for the entire term, providing cost certainty for the project.

•	Renewable Energy Source: The project will benefit from Ethiopia's predominantly renewable energy sources, aligning with the Company's commitment to sustainable mining practices.

•	Transmission Line Construction: Electrical grid power will be supplied to the operation via a 75-kilometre, 132 kV power line, which is expected to be completed and energized ahead of first production in mid-2026, with substations at Asosa—a major city near the project—and at the project site. The government will provide the grid connection, which will increase their equity stake in Kurmuk Gold Mine PLC from 5% to 7%, as defined in the Kurmuk Development Agreement. On-site power will be distributed via a network of 11 kV power lines.

│	12

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Securing the terms of the PPA marks a key milestone in advancing the Kurmuk Gold Project, cementing its path to becoming a low-cost producing mine for the Company. This agreement not only ensures the project's financial viability by locking in low energy costs but also reinforces Allied's strategic focus on leveraging sustainable energy solutions, positioning Kurmuk as a model for responsible mining in the region.

Kurmuk is now planned as a plus 240,000-ounce-per-year gold mine with an AISC(1) targeted below $950 per gold ounce, with a strategic target mine life extending for an initial 15 years. The project requires development capital of approximately $500 million, funded by available cash on hand and cash flows from producing mines, as well as with the aforementioned Kurmuk stream and gold prepay being arranged, with the first gold pour expected mid-2026.

Optimization Initiatives

Management has begun developing an optimization plan encompassing a series of enhancements at existing mines to improve efficiency and costs across all of the Company's mines. These enhancements include, among others, upgraded and improved power generation facilities, plant instrumentation upgrades, enhanced procurement and supply chain processes, improved management collaborations, and the provision of management and oversight of mining efforts undertaken by the Company’s mining contractors, to drive improved mining performance. These efforts complement ongoing exploration initiatives aimed at extending mine life, primarily at the Company’s mines in Côte d'Ivoire, as well as expanding the inventory of oxide ore at Sadiola.

Sustainability, Health and Safety Highlights:

Sustainability:

The Company continued the development of its Sustainability Management System across all its sites, with the communication of Health, Safety, Environment and Social Responsibility Policies and the preparation of a new sustainability framework. A set of updated standards is expected to be finalized in the fourth quarter of 2024.

Health and Safety:

All rates are calculated on a 1,000,000 exposure-hour basis.

The Company’s Total Recordable Injury Rate (“TRIR”) for the three months ended September 30, 2024 was 2.50, compared to a TRIR of 1.13 in the comparative prior year quarter.

The Company’s TRIR for the nine months ended September 30, 2024 was 1.67, compared to a TRIR of 1.05 in the comparative prior year period.

In terms of Lost Time Injuries (“LTI”), the Company reported three LTI for the three months ended September 30, 2024, compared to two LTI in the comparative prior year quarter, which results in a Company Lost Time Injury rate (“LTIR”) for the three months ended September 30, 2024 of 0.75, compared to a LTIR of 0.57 in the comparative prior year quarter.

For the nine months ended September 30, 2024, the Company reported six LTI, compared to four LTI in the comparative prior year period, which results in a LTIR of 0.53, compared to a LTIR of 0.38 in the comparative prior year period.

Environment and Social:

The Company did not report any significant Environmental Incidents for the three and nine months ended on September 30, 2024.

In terms of Artisanal and Small-Scale Gold Mining (“ASGM”), the Company continued the development of a strategy and an internal detailed situational analysis in Ethiopia. For other counties, a detailed action plan has been developed to understand the context, and the Company has begun the development of a management plan to address the situation.

│	13

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Summary of Operational Results

	For three months ended September 30,		For nine months ended September 30,
	2024	2023	2024	2023
Gold ounces
Production	85,147	84,473	258,459	249,062
Sales	78,939	91,164	248,686	250,012
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,750	$1,593	$1,635	$1,587
Cash Costs(1)	$1,514	$1,424	$1,419	$1,426
AISC(1)	$1,811	$1,546	$1,619	$1,561
Average revenue per ounce	$2,390	$1,935	$2,247	$1,901
Average market price per ounce*	$2,474	$1,928	$2,299	$1,930

*Average market prices based on the LBMA PM Fix Price

Gold production of 85,147 ounces during the three months ended September 30, 2024, compared to 84,473 ounces during the comparative prior period. The change was predominantly driven by increases at Bonikro and Agbaou, and production at Sadiola being impacted by the Korali-Sud temporary suspension related to permitting. At Sadiola, production is expected to significantly benefit from the commencement of processing of Korali-Sud and its higher grade characteristics in the fourth quarter.

Total cost of sales(4), cash costs(1), and AISC(1) on a per gold ounce sold basis of $1,750, $1,514, and $1,811, respectively, for the three months ended September 30, 2024, compared to $1,593, $1,424, and $1,546 during the comparative prior period. Cost improvements are expected for the remainder of the year. At Sadiola, which will meaningfully impact the consolidated result, this will be achieved through the increased production resulting from the inclusion of oxide ore from Korali-Sud in addition to other operational improvements. Production exceeded sales in the period due to the timing of shipments in relation to gold pours, particularly at Korali-Sud. AISC(1) per ounce, which is calculated on an ounce sold versus produced basis, was impacted by certain expenditures being divided by a lower denominator, which is expected to normalize in the fourth quarter.

Gold sales of 78,939 ounces for three months ended September 30, 2024 compared to 91,164 ounces sold in the comparative period quarter. While production was relatively consistent, sales were impacted by the timing of shipments.

Gold production was 258,459 ounces during the nine months ended September 30, 2024, compared to 249,062 ounces in the comparative period. The change was predominantly driven by increases at Sadiola, despite the quarterly results being impacted by the Korali-Sud temporary suspension related to permitting. At Sadiola, production is expected to significantly benefit from the commencement of mining at Korali-Sud and its higher grade characteristics in the fourth quarter. Further, first quarter production at Bonikro was impacted by short plant stoppage at which time several process and staffing improvements were implemented, and first quarter production at Agbaou was impacted by the contractor change-over. Second quarter production was impacted by power-grid issues, which have since been resolved by the installation of power generators, as previously disclosed. Despite these challenges, Bonikro production was higher than in the comparative prior year period.

Total cost of sales(4), cash costs(1), and AISC(1) on a gold ounce sold basis were $1,635, $1,419 and $1,619, respectively, for the nine months ended September 30, 2024, compared to $1,587, $1,426, and $1,561 in the comparative prior year period.

Gold sales for the nine months ending September 30, 2024 were impacted by the timing of production and shipments in the third quarter, while prior year sales were more in-line.

Average revenue per ounce generally diverges modestly from the average market price due to the impact of ounces delivered under the streams.

│	14

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Summary of Financial Results:

(In thousands of US Dollars, except for shares and	For three months ended September 30,		For nine months ended September 30,
per share amounts) (Unaudited)	2024	2023	2024	2023
Revenue	$188,855	$176,685	$559,536	$476,017
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(122,583)	(134,343)	(363,789)	(368,197)
Gross profit excluding DDA(1)	$66,272	$42,342	$195,747	$107,820
DDA	(15,596)	(10,884)	(42,735)	(28,597)
Gross profit	$50,676	$31,458	$153,012	$79,223
General and administrative expenses	$(16,307)	$(15,440)	$(45,708)	$(37,338)
Gain (loss) on revaluation of call and put options	—	(16,337)	—	(21,883)
Loss on revaluation of financial instruments and embedded derivatives	(5,835)	(240)	(9,717)	(2,053)
Impairment of exploration and evaluation asset	—	(19,619)	—	(19,619)
Other losses	(113,239)	(147,259)	(120,868)	(146,872)
Net loss before finance costs and income tax	$(84,705)	$(167,437)	$(23,281)	$(148,542)
Finance income (costs)	441	(4,559)	(12,278)	(17,271)
Net loss before income tax	(84,264)	(171,996)	$(35,559)	$(165,813)
Current income tax expense	$(38,141)	$(27,187)	(65,521)	(47,110)
Deferred income tax (expense) recovery	(4,755)	9,798	(10,503)	8,115
Net loss and total comprehensive loss for the period	$(127,160)	$(189,385)	$(111,583)	$(204,808)

(Loss) earnings and total comprehensive (loss) earnings attributable to:
Shareholders of the Company	$(107,965)	$(194,641)	(105,352)	(213,927)
Non-controlling interests	(19,195)	5,256	(6,231)	9,119
Net loss and total comprehensive loss for the period	$(127,160)	$(189,385)	$(111,583)	$(204,808)

Net loss per share attributable to shareholders of the Company
Basic and Diluted	$(0.43)	$(0.98)	$(0.42)	$(1.14)

Attributable Net Loss for the three months ended September 30, 2024 was $108.0 million, compared to an Attributable Net Loss of $194.6 million in the comparative prior year quarter. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation and certain tax adjustments. Further, earnings for the current quarter and period were impacted by the Agreement with the State of Mali, and a VAT impairment. In accordance with accounting standards, all amounts associated with the Agreement were expensed during the quarter with $33.7 million included in current income tax expense and $81.9 million included in other losses. Given the overall economic position of the State of Mali, and an assessment of recoverability, the Company agreed to not claim 16 billion CFA francs ($27.2 million) of VAT, and consequently impaired those credits in the quarter. After these adjustments, the Company reports Adjusted Net Earnings(1) of $50.6 million for the current quarter, compared to Adjusted Net Earnings(1) of $1.4 million in the comparative prior year quarter.

EBITDA(1) and Adjusted EBITDA(1) for the for the three months ended September 30, 2024 was a loss of $69.1 million and earnings $52.1 million respectively, compared to earnings of $156.6 million and $31.0 million. The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

│	15

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

Attributable Net Loss for the nine months ended September 30, 2024 was $105.4 million, compared to an Attributable Net Loss $213.9 million in the comparative prior year period. After the adjustments noted below, the Company reports an Adjusted Net Earnings(1) of $67.4 million for the current period, compared to Adjusted Net Loss(1) of $8.8 million in the comparative prior year period.

EBITDA(1) and Adjusted EBITDA(1) for the for the nine months ended September 30, 2024 was a loss of $19.5 million and earnings of $154.5 million respectively, compared to earnings of $119.9 million and $76.6 million. The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

(In thousands of US Dollars, except per share	For three months ended September 30,		For nine months ended September 30,
amounts)	2024	2023	2024	2023
Net Loss attributable to Shareholders of the Company	$(107,965)	$(194,641)	$(105,352)	$(213,927)
Net Loss attributable to Shareholders of the Company per Share	$(0.43)	$(0.98)	$(0.42)	$(1.14)
Transaction related costs	$—	$146,496	$—	$146,496
(Gain) loss on revaluation of call and put options	—	16,337	—	21,883
Loss on revaluation of financial instrument	5,835	240	9,717	2,053
Impairment of exploration and evaluation asset	—	19,619	—	19,619
Foreign exchange	1,634	(1,188)	2,466	370
Share-based compensation	818	1,566	4,956	5,253
Mali agreement impact, VAT adjustments and Other	112,905	4,441	117,868	845
Tax adjustments	37,344	9,409	37,695	9,409
Total increase to Attributable Net Earnings (Loss)(2)	$158,536	$196,920	$172,702	$205,928
Total increase to Attributable Net Earnings (Loss)(2) per share	$0.63	$0.99	$0.69	$1.10
Adjusted Net Earnings (Loss)(1)	$50,571	$2,279	$67,350	$(7,999)
Adjusted Net Earnings (Loss)(1) per Share	$0.20	$0.01	$0.27	$(0.05)

The current quarter and period were impacted by the Agreement with the State of Mali, and a VAT impairment. In accordance with accounting standards, all amounts associated with the Agreement were expensed during the quarter with $33.7 million included in current income tax expense and $81.9 million included in other losses. Given the overall economic position of the State of Mali, and an assessment of recoverability, the Company agreed to not claim 16 billion CFA francs ($27.2 million) of VAT, and consequently impaired those credits in the quarter. Prior year comparative quarter and period was impacted predominantly by transaction related costs, remeasurement gain of the preferred shareholder put option with Orion Mine Finance and of the call option that the Company held to increase its ownership stake in the Kurmuk Project, and the impairment of the Egyptian exploration asset.

The Company did not pay any dividends or have distributions to shareholders during the three months or nine months ended September 30, 2024 or 2023.

│	16

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

	For three months ended September 30,		For nine months ended September 30,
(In thousands of US Dollars)	2024	2023	2024	2023
Operating cash flows before income tax paid and working capital(6)	$87,167	$(36,757)	$180,296	$7,908
Income tax paid	(7,468)	(7,598)	(28,619)	(21,639)
Operating cash flows before movements in working capital(6)	$79,699	$(44,355)	$151,677	$(13,731)
Working capital movement(6)	(7,069)	46,541	(95,482)	42,704
Net cash generated from Operating activities	$72,630	$2,186	$56,195	$28,973
Net cash used in Investing activities	(54,247)	(27,884)	(116,007)	(75,587)
Net cash generated from (used in) Financing activities	935	209,470	(915)	203,576
Net increase (decrease) in cash and cash equivalents	$19,318	$183,772	$(60,727)	$156,962

Net cash generated from operating activities for the three months ended September 30, 2024 was $72.6 million. This compares to an inflow of $2.2 million in the prior year comparative quarter. Current period cash from operating activities was positively impacted by higher realized gold prices and proceeds of the stream with Triple Flag that closed during the third quarter. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing. Working capital impact was modest for the quarter, with mostly offsetting decreases due to the buildup of prepaid balances, VAT, stockpiles and finished goods inventory, and increases due to general timing of accounts payable.

Operating cash flows before income tax paid and movements in working capital for the three months ended September 30, 2024 increased significantly, at an inflow of $87.2 million compared with the prior year comparative quarter outflow of $36.8 million. This was due to higher realized gold prices and the proceeds of the stream with Triple Flag. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing.

Net cash generated from operating activities for the nine months ended September 30, 2024 of $56.2 million compared to an inflow of $29.0 million in the prior year comparative period. Current period cash from operating activities was positively impacted by Triple Flag proceeds. Working capital was impacted predominantly by the timing of receipt of VAT credits, the buildup of inventory stockpiles and finished goods awaiting shipment, and the timing of accounts payable, which included final payments associated with the go-public transaction that had been previously accrued.

Operating cash flows before income tax paid and movements in working capital for the nine months ended September 30, 2024 increased significantly, at $180.3 million, compared to $7.9 million in the prior year comparative period.

As at September 30, 2024, the Company had cash and cash equivalents of $95.4 million, compared with $158.6 million as at December 31, 2023. Cash balances increased significantly subsequent to quarter end, as on October the Company closed a public offering of common shares, resulting in a total issuance of 71.3 million common shares in the capital of the Company at a price of C$3.10 per Share for aggregate gross proceeds of $161.6 million (C$221.0 million). The Company intends to use the net proceeds of the offering to support the funding of its optimization and growth initiatives, including in relation to all rights and obligations dealing with and allowing for continuous management, optimizations, advancements, improvements and phased expansion of the Sadiola Mine, and in respect of costs associated with the Kurmuk construction project. The Offering is part of the Company's previously announced broader financing plan, which also includes a gold stream and gold prepay facility on the Kurmuk project, intended to enhance financial flexibility to unlock significant value, described in more detail within this MD&A.

│	17

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Summary of Capital Expenditures

For three months ended September 30,	2024	2023	2024	2023	2024	2023	2024	2023
(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$8,133	$1,531	$5,173	$720	$—	$560	$13,306	$2,811
Bonikro	6,791	1,455	856	8,087	1,842	296	9,489	9,838
Agbaou	2,255	1,238	521	—	—	—	2,776	1,238
Ethiopia and Kurmuk	—	—	28,618	3,087	—	9,182	28,618	12,269
Corporate and Other	58	97	—	—	—	—	58	97
Total	$17,237	$4,321	$35,168	$11,894	$1,842	$10,038	$54,247	$26,253

For nine months ended September 30,	2024	2023	2024	2023	2024	2023	2024	2023
(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$10,601	$6,193	$12,035	$4,116	$—	$1,838	$22,636	$12,147
Bonikro	14,376	3,369	7,622	30,393	5,582	1,901	27,580	35,663
Agbaou	4,470	4,268	7,238	—	—	—	11,708	4,268
Ethiopia and Kurmuk	—	—	53,927	3,087	—	18,930	53,927	22,017
Corporate and Other	156	167	—	—	—	—	156	167
Total	$29,603	$13,997	$80,822	$37,596	$5,582	$22,669	$116,007	$74,262

All expenditures associated with Kurmuk for the period are classified as Expansionary in nature, including exploration activities.

2.            CORE BUSINESS, STRATEGY AND OUTLOOK

Allied Gold is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties, and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Allied’s principal mining properties comprise the Sadiola gold mine in the Kayes Region of West Mali (80% ownership), the Bonikro (89.89% ownership) and Agbaou (85% ownership) gold mines in Côte d’Ivoire, and the Kurmuk gold development project in Ethiopia (100% ownership(7)).

Allied is positioned for substantial growth, with a path to increase its sustainable production platform to greater than 700,000-800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's exceptional exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the permitted, shovel-ready Kurmuk project in Ethiopia currently under development, and the Sadiola expansion project.

The Company is listed on the Toronto Stock Exchange (trading symbol "AAUC"), on the OTCQX Best Market (trading symbol "AAUCF"), and has publicly traded convertible debentures trading in U.S. dollars under the symbol "AAUC.DB.U."

│	18

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

3.            REVIEW OF FINANCIAL RESULTS

For the three months ended September 30, 2024

Revenue

Revenue of $188.9 million for the three months ended September 30, 2024, compared to $176.7 million in the comparative prior year period. The change in revenue was driven by an increase in average revenue per ounce of 24% as a result of higher gold prices versus the comparative period, partially offset by a decrease in sales quantities of 12,225 ounces, or 13%, mostly associated with the timing of shipments and sales.

The average realized gold during the period was $455/ounce higher, at $2,390/ounce compared to $1,935/ounce in the comparative prior period quarter.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, of $122.6 million for the three months ended September 30, 2024, compared to $134.3 million in 2023. The decrease in Cost of Sales, excluding DDA was predominantly impacted by the quantity of ounces sold during the quarter in relation to prior year's comparative quarter, partially offset by the current period's cost structure.

DDA

Total DDA(4) of $15.6 million for the three months ended September 30, 2024, was higher than the $10.9 million in the comparative prior year quarter. The increase is mostly attributable production at Bonikro from PB5 which commenced in the fourth quarter of 2023, beginning the amortization of related deferred stripping costs at that time. This was partially offset by the extension of the expected life of mine at Agbaou, which spreads depreciation of remaining assets over a longer period. The Company’s assets subject to DDA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. For the three months ended September 30, 2024, administrative expenses were $16.3 million, compared to $15.4 million in the comparative prior year quarter. Of note is the significant and meaningful decrease from the fourth quarter of 2023 administrative expense of $26.8 million.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

Excluding share-based compensation, the administrative expense for the three months ended on September 30, 2024 was $15.5 million, compared to $13.9 million in the prior year comparative quarter.

Gain (loss) on revaluation of call and put options

The revaluation of the call and put options for the three months ended September 30, 2024 was nil, compared to $16.3 million in the comparative prior year quarter. Prior year comparative quarter values, which have no current period comparative value, were primarily related to the remeasurement gain of the preferred shareholder put option with Orion Mine Finance (“Orion”) and of the call option that the Company held to increase its ownership stake in the Kurmuk Project. The option with Orion expired on the undertaking of the go-public event which was deemed a Liquidity Event (as defined in the shareholders agreement) and the Kurmuk option exercised once the Feasibility Study for the project was approved, which occurred concurrently with the completion of the public listing.

As previously disclosed, this financial statement line item, unless further options are entered into, will be nil going forward.

│	19

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Gain (Loss) on revaluation of financial instruments

The result relates to the following items, with the most significant component of the current period result being related to the convertible debt valuation:

•	The revaluation of the convertible debenture and its associated mark-to-market impact.

•	A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, referencing the LBMA PM Fix price and a loss is recorded in earnings as incurred, and

•	the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other losses

Other loss for the three months ended September 30, 2024 was $113.2 million, compared to a loss of $147.3 million in the comparative prior year quarter.

The current quarter and period were impacted by the Agreement with the State of Mali, and a VAT impairment. In accordance with accounting standards, all amounts associated with the Agreement were expensed during the quarter with $33.7 million included in current income tax expense and $81.9 million included in other losses. Given the overall economic position of the State of Mali, and an assessment of recoverability, the Company agreed to not claim 16 billion CFA francs ($27.2 million) of VAT, and consequently impaired those credits in the quarter.

Prior year results were impacted by were impacted by go-public transaction related costs, which were predominantly non-cash. Transaction related costs included: costs associated with the reverse takeover, legal, financial advisory, change of control payments, severance payments, and the acceleration of stock-based plans for former management.

Impairment of exploration and evaluation asset

Following an initial portfolio review in the prior year, the Company decided to let the El Fawakheir Concession lapse, to redirect management focus and resources toward its robust growth pipeline and to prioritize shareholder value through targeted, high-return investments in established operations and key development projects. Consequently, the Company wrote-off the Egyptian exploration and evaluation assets related to the concession during the prior year quarter, for a total of $19.6 million. No current year comparative exists.

Finance costs

Finance costs of $0.4 million for the three months ended September 30, 2024 were comparable to the finance costs of $4.6 million in the prior year comparative quarter. The costs comprise three major categories, as follows:

•	Interest on Borrowings. Interest expense was $2.4 million, compared to $1.9 million in the comparative prior year quarter. For the current quarter, the interest is related to the convertible debentures issued on September 7, 2023. The comparative period only had the convertible debentures outstanding for a portion of the period and consequently only incurred interest for a portion of time. Details on the Company’s borrowings can be found in the Financial Condition and Liquidity section of this MD&A.

•	During the period, the Company capitalized interest of $9.5 million, associated with the construction of the Kurmuk project.

•	Other Non-Cash Finance Cost was $5.1 million compared to $3.9 million in the comparative prior quarter. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements (refer to the Condensed Consolidated Interim Financial Statements for further details).

•	Current period costs included a gain of $1.6 million in foreign currency ($1.2 million loss in the prior year comparative period).

Income tax expense

Income tax expense was $42.9 million for the three months ended September 30, 2024 and reflects a current income tax expense of $38.1 million and a deferred income tax expense of $4.8 million. This compares to a total tax expense in the prior year comparative quarter of $17.4 million, with current income tax expense of $27.2 million and a deferred income tax recovery of $9.8 million. The increase in income tax is related to the tax impact of the Mali matters previously discussed.

│	20

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of deferred tax assets when applicable, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was 51% on the earnings before tax for the three months ended September 30, 2024, compared to an effective tax rate of negative 10% for the prior period. The high effective tax rate is the result of the tax impact of the Mali matters and costs incurred in non-taxable jurisdictions which include general and administrative expenses, borrowing costs and transaction-related spend, while the underlying operations recorded income before tax.

The company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

New taxation developments

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organisation for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. However, this legislation does not currently apply to the Company as its consolidated revenue is lower than €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply to us in the future.

For the nine months ended September 30, 2024

Revenue

Total revenue was $559.5 million for the nine months ended September 30, 2024, compared to $476.0 million in the prior year comparative period, resulting predominantly from 18% higher realized prices, and a modest 1% decline in the number of ounces sold, or 1,326 ounces.

The change in ounces sold was attributable to the production levels as anticipated, and also due to the timing of sales.

The average realized gold price for the nine months ended September 30, 2024, was $346 per ounce higher at $2,247 per ounce versus $1,901 per ounce in the comparative prior period in 2023.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, was $363.8 million for the nine months ended September 30, 2024, compared to $368.2 million in the prior year comparative period. The decrease was predominantly related to changes in the general cost structure of the business from the prior year.

DDA

Total DDA(4) was $42.7 million for the nine months ended September 30, 2024 compared to $28.6 million in the 2023 comparative period. The increase is attributable production at Bonikro from PB5 which commenced in the fourth quarter of 2023, beginning the amortization of related deferred stripping costs at that time. This was partially offset by the extension of the expected life of mine at Agbaou, which spreads depreciation of remaining assets over a longer period. The Company’s assets subject to DDA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the nine months ended September 30, 2024, administrative expenses were $45.7 million, compared to $37.3 million in the comparative prior year period.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

│	21

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Excluding share-based compensation, the administrative expense for the nine months ended on September 30, 2024 was $40.8 million, compared to $32.1 million in the prior year comparative period.

Gain (Loss) on revaluation of call and put options

While there is no revaluation of call and put options for the nine months ended September 30, 2024 as the call and put options that were in place in the prior year were extinguished on the go public event in September of 2023, the prior year was impacted by the remeasurement gain of the preferred shareholder put option with Orion Mine Finance (“Orion”) and of the call option that the Company held to increase its ownership stake in the Kurmuk Project. The option with Orion expired on the undertaking of the go-public event which was deemed a Liquidity Event (as defined in the shareholders agreement) and the Kurmuk option exercised once the Feasibility Study for the project was approved, which occurred concurrently with the completion of the public listing. This was offset by the Endeavour Gold Corporation equity put option, which had an amendment in February 2023 to defer the exercise and redemption date of the option, and increased the redemption value from $40.0 million to $50.0 million.

Loss on revaluation of financial instruments

The result relates to the following items, with the most significant component of the current period result being related to the convertible debt valuation:

•	The revaluation of the convertible debenture and its associated mark-to-market impact,

•	A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, referencing the LBMA PM Fix price and a loss is recorded in earnings as incurred,

•	the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Impairment of exploration and evaluation asset

Following an initial portfolio review in the prior year, the Company decided to let the El Fawakheir Concession lapse, to redirect management focus and resources toward its robust growth pipeline and to prioritize shareholder value through targeted, high-return investments in established operations and key development projects. Consequently, the Company wrote-off the Egyptian exploration and evaluation assets related to the concession during the prior year quarter, for a total of $19.6 million. No current year comparative exists.

Other losses

Other loss of $120.9 million was recorded for the nine months ended September 30, 2024, compared to $146.9 million in the comparative prior year period.

The current quarter and period were impacted by the Agreement with the State of Mali, and a VAT impairment. In accordance with accounting standards, all amounts associated with the Agreement were expensed during the quarter with $33.7 million included in current income tax expense and $81.9 million included in other losses. Given the overall economic position of the State of Mali, and an assessment of recoverability, the Company agreed to not claim 16 billion CFA francs ($27.2 million) of VAT, and consequently impaired those credits in the quarter.

Prior year results were impacted by were impacted by go-public transaction related costs, which were predominantly non-cash. Transaction related costs included: costs associated with the reverse takeover, legal, financial advisory, change of control payments, severance payments, and the acceleration of stock-based plans for former management.

│	22

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Finance costs

Finance costs of $12.3 million for the nine months ended September 30, 2024, compared to $17.3 million in the comparative prior year period. The costs comprise three major categories, as follows:

•	Interest on Borrowings. Interest expense was $7.0 million, compared to $5.4 million in the comparative prior year period. The increase is due to the issuance of convertible debentures on September 7, 2023. Details on the Company’s borrowings can be found in the “Financial Condition and Liquidity” section of this MD&A.

•	During the period, the Company capitalized interest of $10.2 million, associated with the construction of the Kurmuk project.

•	Other Non-Cash Finance Costs of $13.0 million were slightly lower than the $11.5 million in the comparative prior year period. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements (refer the Condensed Consolidated Interim Financial Statements for further details).

•	For the nine months ended September 30, 2024, foreign exchange gains were $2.5 million compared to $0.4 million in the comparative prior year period.

Income tax expense

Income tax expense was $76.0 million for the nine months ended September 30, 2024 and reflects a current income tax expense of $65.5 million and a deferred income tax expense of $10.5 million. This compares to a total tax expense in the comparative prior quarter of 2023 of $39.0 million, with current income tax expense of $47.1 million and a deferred income tax recovery of $8.1 million. The increase in income tax is the result of the tax impact of the Mali matters

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of tax assets when applicable, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was negative 214% on the earnings before tax for the nine months ended September 30, 2024, compared to an effective tax rate of negative 24% for the prior period. The negative effective tax rate was a the result of the Mali matters and costs incurred in non-taxable jurisdictions, which predominantly include administrative expenses and borrowing costs, while the underlying operations had income before tax which was taxed at the operation's respective rates. Consequently, the tax from the underlying operations becomes disproportional to earnings before tax on a consolidated basis.

The company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

New taxation developments

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organisation for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. However, this legislation does not currently apply to the Company as its consolidated revenue is lower than €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply to us in the future.

│	23

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

QUARTERLY FINANCIAL INFORMATION

(In thousands of US Dollars)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Revenue	$188,855	$195,614	$175,067	$179,674	$176,685	$145,012	$154,320	$189,600
(Loss) earnings and total comprehensive (loss) earnings attributable to shareholders	(107,965)	8,298	(5,685)	5,445	(194,641)	1,147	(20,433)	(11,314)
(Loss) earnings per share attributable to shareholders of the Company
Basic & Diluted	(0.43)	0.03	(0.02)	0.02	(0.98)	0.01	(0.11)	(0.06)

│	24

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

4.            REVIEW OF OPERATIONS AND MINE PERFORMANCE

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information	For three months ended September 30,		For nine months ended September 30,
(100% Basis)	2024	2023	2024	2023
Operating
Ore mined (M tonnes)	1.08	1.13	4.74	3.82
Waste mined (M tonnes)	6.38	4.94	17.94	17.26
Ore processed (M tonnes)	1.21	1.19	3.53	3.54
Gold
Production (Ounces)	39,138	43,525	139,252	129,857
Sales (Ounces)	35,289	51,426	130,666	129,801
Feed grade (g/t)	1.06	1.35	1.37	1.24
Recovery rate (%)	83.5%	88.1%	84.7%	90.7%
Total cost of sales per ounce sold(4)	$1,588	$1,494	$1,334	$1,487
Cash costs per ounce sold(1)	$1,522	$1,414	$1,269	$1,397
AISC per ounce sold(1)	$1,793	$1,504	$1,390	$1,515
Financial (In thousands of US Dollars)
Revenue	$85,197	$99,858	$295,792	$246,991
Cost of sales (excluding DDA)	(54,646)	(74,899)	(169,619)	(187,479)
Gross profit excluding DDA(1)	$30,551	$24,959	$126,173	$59,512
DDA	(1,386)	(1,940)	(4,750)	(5,512)
Gross Profit	$29,165	$23,019	$121,423	$54,000
Capital Expenditures (In thousands of US Dollars)
Sustaining	$8,133	$1,531	$10,601	$6,193
Expansionary	5,173	720	12,035	4,116
Exploration	—	560	—	1,838

For the three months ended September 30, 2024, Sadiola produced 39,138 ounces of gold, compared to the 43,525 ounces produced in the comparative prior year quarter. Production in the third quarter included minimal contribution from Korali-Sud at the Sadiola mine. Korali-Sud, a higher-grade oxide ore body, that was expected to represent a significant component of the Company's production at Sadiola, displacing some of the lower-grade ore originally planned to be fed through the plant for 2024 and 2025, is now expected to represent a significant component of production for the fourth quarter of 2024, continuing into 2025 and early 2026. This is expected to improve both production and cost efficiency. Ore from Korali-Sud was exposed and made available for mining as planned in late June, to commence industrial-scale tests at the Sadiola plant. These tests were aimed at confirming and optimizing processing parameters. As a result, limited quantities of ore were processed during the second quarter to conduct these tests and assess the plant’s behavior and controls, particularly for the higher-grade ores, and these tests were successful. The plant trial yielded production at better-than-expected grades. Production from Korali-Sud has recommenced, at better grades and recoveries than expected, now that the Company has received the necessary authorizations for processing Korali-Sud ore at Sadiola. Operations were suspended early in the third quarter, as the Company was required to complete the permitting process for Korali-Sud under the new 2023 Mining Code. Now that it is fully permitted, the Company has begun processing stockpiled material and broader production activities. Additionally, exploration is ongoing at Sekekoto West, FE4, and Tambali South to define further near-surface oxide gold mineralization, with the objective of maximizing short-term production and cash flows, and building a growing inventory of Mineral Resources.

│	25

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Estimated production for the fourth quarter also accounts for reduced throughput when processing ores from Korali-Sud, as a result of clay content in those ores. Presently, ores from Korali-Sud are processed separately from ores from Sadiola under a tolling arrangement given different ownership of Sadiola and Korali-Sud.

Korali-Sud is planned as a bridge between current operations at Sadiola and the completion of the first phase expansion, which will allow the plant to process more of the fresh ore. This first phase expansion commenced in the fourth quarter of 2024, and is expected to be completed by the fourth quarter of 2025, which will allow for sustainable production at Sadiola of at least 200,000 ounces per year.

During the third quarter, Sadiola increased the total tonnes mined to fast-track waste stripping and enhance oxide availability. The focus remained on building operational flexibility for 2025, with dewatering and geotechnical work at Sekokoto West, FE4 and FN5. Additionally, plant automation ensured record tonnes milled for the third quarter. Both the sustained increase in total tonnes mined and the automation of the plant position the Company well to recover from the lack of oxide availability at Korali-Sud, which resulted from the previously mentioned temporary suspension related to permitting.

The Company is advancing its power generation facilities to improve stability and reduce costs, including the installation of a centralized automated system. Moreover, with the earlier completion of a new oxygen plant to lower costs and improve recoveries, Sadiola is continuing to implement additional improvement initiatives.

Gold sales for the current quarter were lower than production, solely resulting from timing of shipments and consequent sales.

For the nine months ended September 30, 2024, Sadiola produced 139,252 ounces, compared to 129,857 ounces in the comparative prior year period, representing an increase of 7%, despite the impacts from the temporary suspension related to permitting experienced in Korali-Sud.

Initiatives undertaken at the end of the prior year, primarily focused on ore crushing, continued throughout the first nine months of this year and were successfully implemented. However, results for the current period were affected by the temporary suspension related to permitting at Korali-Sud.

At Sadiola, expected cost reductions are to be achieved through the inclusion of oxide ore from Korali-Sud starting in the fourth quarter, and the sequential and significant increases in production over the remainder of the year.

Gold sales for the nine months ended September 30, 2024 were slightly lower than production, resulting from timing of shipments and sales.

Sadiola Expansion Project and Korali-Sud

Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to process fresh ores. The objective is to increase production and cash flows in both the short and long term.

Present efforts have focused on increasing the inventory of oxide and fresh ores, significantly optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities, and planning the development of a new plant for processing fresh ore exclusively. This includes implementing enhancements to existing facilities to benefit both the current plant and the planned new plant.

Meaningful improvements in production are targeted in the short term through the contribution from high-grade oxide ores from various sources, with the objective to support production levels between 200,000 and 230,000 ounces per year in the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025 to support development projects across the Company.

The discovery of additional economic oxide mineralization has the potential to improve upon these targets. Exploration activities, resource modeling, and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4, and Tambali South, among others. These developments are a key part of the Company's strategy, allowing for the optimized utilization of existing resources and infrastructure, further contributing to production and cost improvements for the next several years, and providing mine plan flexibility with more areas for mining.

The aforementioned approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs. Following this period, with the commissioning of the Phase 1 Expansion, the Sadiola Gold Mine is expected to support an average production level between 200,000 and 230,000 ounces per year through 2028, although by processing more fresh ore with higher grades and lower recoveries. This strategy not only optimizes the use of existing Mineral Resources but also aligns with our commitment to extend the life of the mine and enhance its profitability.

│	26

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Project pre-construction activities for the Phase 1 Expansion are progressing well, and with the Agreement now in place, formal modifications to the existing plant are expected to begin in the fourth quarter and extend into 2025. Allied expects to invest approximately $65 million through 2025 in this first phase of the Sadiola expansion. The updated engineering study for this phase has reconfirmed the design to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the existing process plant. With the completion of plant modifications in Phase 1, contributions of oxide ore from Korali-Sud and other recently discovered oxide deposits within the Sadiola mining license area, Sadiola is expected to produce up to 230,000 ounces of gold per year in the period before the new plant— contemplated in Phase 2—becomes operational. Upgrades in infrastructure to prepare the site for the next phase of investment will also be advanced during the Phase 1 Expansion.

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start in the second-half of 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine's 19-year life, with AISC(1) expected to decrease to below $1,000 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades.

While the investment in the Sadiola Gold Mine Expansion Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort aimed at significantly increasing the Sadiola Gold Mine's production, enhancing its profitability and longevity, and reaffirming the commitment to the Company's stakeholders. This is demonstrated by the over $127 million invested in the Sadiola Gold Mine to date, which has allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure of $100 million between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2028 by which time both the modified existing plant and new plant will be commissioned and functioning.

Further, the Company is investigating the merits of a more progressive expansion of the existing plant beyond the year 2025, with the objective to target similar ultimate production levels at improved capital intensity.

The Company is also advancing opportunities for optimization of the Sadiola Gold Mine Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10 percentage points through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to improve the project's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Gold Mine Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base critical for the existing and planned processing infrastructure. Ongoing exploration activities at Korali-Sud, Sekekoto West, FE4, and Tambali South are crucial to Allied's strategy to leverage the existing resources and infrastructure to maximize production and cash flows in the short term.

At Sekekoto West, Allied provided updates regarding progress in the April 10, 2024 press release, "Allied Gold announces positive exploration results at Kurmuk's Tsenge gold prospect and new oxide discoveries at Sadiola, supporting the Company's objectives to extend mine life and increase production", noting the following highlights:

•	New Near-Mine Oxide Discovery at Sekekoto West: Drilling at Sekekoto West has uncovered a new oxide deposit, set to contribute additional feed to the Sadiola plant. This deposit, located 2 km south of the Sadiola Processing Plant, underscores the ongoing potential for resource expansion within the mining license and covers a zone that has been historically underexplored, presenting significant new opportunities for resource growth over approximately 2 km of strike. Recent drilling has extended the known mineralisation by an additional 100m to the north, with plans to test further northward extensions by another 300m in Q2, aiming to uncover potential linkages and oxide mineralisation towards the FE3S rock storage facilities.

•	Strategic Corridor between Sekekoto and S12: The discovered corridor linking Sekekoto to the high-grade S12 prospect represents a promising target for further oxide ore discoveries. This corridor holds the potential to continue adding incremental higher-grade, lower-cost oxide ore feed to the Sadiola mill, ensuring enhanced throughput and efficiency, especially during Sadiola’s expansion. Allied’s current exploration model indicates the potential for uncovering significant mineralisation between these two areas and in other prospective areas across the Sadiola land package. This model is actively being tested, and could substantially increase oxide gold ounces available for extraction. Exploration results to date continue to corroborate the Company’s exploration model for Sadiola.

│	27

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

During the third quarter, exploratory and resource drilling programs were conducted on the Sadiola mining licence. A total of 180 holes were drilled for 21,706 metres, by five exploration drill rigs. Resource and exploratory drilling programs continued and were expanded at the Sekekoto West, FE2.5 and Borokone prospects, and the Tambali deposit on the Sadiola mining license during the quarter.

Exploratory drilling at Sekekoto West continues to build strike, which whilst closed off to the south, it remains open to the north on the 50 metre spaced drill lines. Further exploratory and resource drilling is planned for this area in the fourth quarter once the wet season has ended. At FE2.5 infill resource drilling on 25 metre centres was completed on the central portion of the eastern trend, and a second north-south striking parallel trend on the western contact was tested with a first round of exploratory drilling. The current focus is to build an oxide resource on the eastern trend by the end of the fourth quarter. Deeper drilling of fresh rock has drilled sulphide mineralisation hosted in silicified and vein impure carbonates at low gold grades. At Tambali, resource drilling of shallow sulphides continued on the eastern flank of the Tambali deposit, and mineralisation has been traced to the toe of the waste dump that separates Sadiola main pit and Tambali pits, illustrating the opportunity to join these to zones previously drilled in the Sadiola deposit hangingwall. A round of resource core drilling for the sulphide resource at Tambali began with one coring rig deployed at the end of the quarter. First oxide drillhole intersections were made at Borokone prospect, and further exploratory drilling is planned for this target in 2025.

Sadiola Mineral Reserves and Mineral Resources

Allied is focused on optimizing the oxide mineral inventory at Sadiola, aiming to enhance the mine's value by leveraging ongoing exploration successes. This strategy is designed to optimize near-term cash flow and refine the capital expenditure profile. The start of production from Korali-Sud, will introduce near-surface high-grade oxide ore into the processing mix, complementing the increased rates of fresh ore feed. As of December 31, 2023, Allied has Proven and Probable Mineral Reserves at Korali-Sud, totaling 280,000 ounces of gold contained within 6.1 million tonnes at a grade of 1.43 g/t. Total Measured and Indicated Resource at Korali-Sud, inclusive of Mineral Reserves, is estimated at 377,000 ounces of gold contained within 8.8 million tonnes at a grade of 1.33 g/t. To further grow near-term oxide inventories and maximize near-term free cash flow and operational flexibility, Allied has approved an $8 million 2024 exploration budget at Sadiola, in part, to support a 12,000-metre drilling program aimed at extending these Mineral Resources. Significant work programs are also being pursued at Sekekoto West, FE4 and S12 where results to date show the potential to add additional near-term high-grade oxide ore to the mine plans. Sadiola maintains a world-class mineral inventory with nearly 7.4 million ounces of gold in Mineral Reserves, contained in 156 million tonnes at a grade of 1.48 g/t. With the addition of Korali-Sud, the Company has increased flexibility for the execution of the phased expansion, in particular allowing for an optimized allocation of capital and execution of phase 1, which is now expected to be in production in early 2026.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

│	28

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together comprises the Côte D’Ivoire mines, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information	For three months ended September 30,		For nine months ended September 30,
(100% Basis)	2024	2023	2024	2023
Operating
Ore mined (M tonnes)	0.72	0.67	2.39	1.26
Waste mined (M tonnes)	3.49	4.17	10.40	13.81
Ore processed (M tonnes)	0.68	0.62	1.70	1.82
Gold
Production (Ounces)	27,369	23,628	66,496	65,177
Sales (Ounces)	25,457	21,587	65,797	65,966
Feed grade (g/t)	1.34	1.36	1.31	1.23
Recovery rate (%)	93.1%	90.5%	93.0%	90.4%
Total cost of sales per ounce sold(4)	$1,451	$1,509	$1,695	$1,448
Cash costs per ounce sold(1)	$940	$1,107	$1,180	$1,120
AISC per ounce sold(1)	$1,318	$1,220	$1,511	$1,222
Financial (In thousands of US Dollars)
Revenue	$60,214	$41,531	$146,431	$125,591
Cost of sales (excluding DDA)	(24,646)	(24,532)	(78,931)	(75,144)
Gross profit excluding DDA(1)	$35,568	$16,999	$67,500	$50,447
DDA	(12,294)	(8,044)	(32,609)	(20,380)
Gross Profit	$23,274	$8,955	$34,891	$30,067
Capital Expenditures (In thousands of US Dollars)
Sustaining	$6,791	$1,455	$14,376	$3,369
Expansionary	856	8,087	7,622	30,393
Exploration	1,842	296	5,582	1,901

Bonikro produced 27,369 ounces of gold during the three months ended September 30, 2024, compared with 23,628 ounces produced in the comparable quarter of the previous year. Third-quarter production represented a meaningful increase over both the second and first quarters, as the challenges and impact of in-country power issues were mitigated, and the stockpile was drawn down, which provided greater flexibility and availability of ore for processing.

The sequential increase in gold production over the second and first quarters of 2024 was driven by high-grade ore from Stage 1, increased waste mining from Stages 3 and 5 to ensure a sustainable ore supply to the plant, stable ore supply with recoveries above plan, and increased plant throughput due to skill training and leadership changes. Furthermore, the stripping of Pushback 5 ("PB5") during 2024 will expose higher-grade material for 2025 and 2026. Although the 2024 cost profile reflects these activities, they are expected to significantly reduce the mine-site AISC(1) to below $1,050 per ounce by the end of the outlook period.

Several additional opportunities to optimize the plant are being pursued, including operational and maintenance improvements, comminution circuit optimization, increased gravity gold recovery, and better slurry density and viscosity control practices. Several of these initiatives have already been implemented or are under study, and they will ultimately lead to improvements in mill rates, as well as greater predictability of throughput and recoveries. During the second quarter, the sizing screen panels were modified from 40mm to 35mm, improved the mill rate by nearly 9% with the current ore blend. The Company expects to provide updates on further initiatives in conjunction with its year end results.

│	29

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

At Bonikro, expected cost reductions are to be achieved through the normalization of production with the more self-reliant power strategy. However, as expected and guided, Bonikro's sustaining capital and AISC(1) in the third quarter were impacted by capitalized stripping at PB5. The stripping activities being carried out during the year, and the expected ramp-up of stripping activities in the fourth quarter, will improve production and costs for the next few years, as high grade ore will be exposed while significantly lower waste removal is planned. The classification of stripping costs to sustaining capital was changed in the fourth quarter of 2023, with first production from the pushback achieved in that quarter. Prior year comparative costs associated with PB5, which did not have any ore production in the third quarter of 2023, were deemed as expansionary capital and consequently did not impact AISC(1). Further, the increase in DDA from the comparative prior quarter is related to amortization of the PB5 expansionary deferred stripping, which commenced in the fourth quarter of 2023.

During the third quarter, gold sales were slightly lower than production due to timing of production and shipments.

For the nine months ended September 30, 2024, Bonikro produced 66,496 ounces compared to 65,177 ounces in the comparative prior period.

As part of the Company's broader objective of becoming more self-reliant, backup generators were successfully installed in the second quarter at its Côte d'Ivoire operations for an initial unbudgeted cash outlay of approximately $14 million. This investment, spread across its in-country operations, effectively mitigated future power reliability risks. Côte d'Ivoire continued to experience issues at some of its power generation plants during the second quarter, leading the mining industry to reduce consumption by intermittently shutting down processing plants while power generation equipment was restored to the grid. In addition to the immediate installation of generators, the Company is also discussing a turnkey solar power solution with a solar power provider.

Production for the nine months ended September 30, 2024 was impacted by a stoppage on the plant and crusher carried out during the first quarter, allowing the Company to undertake process and technical improvements with regards to certain interdependencies in the flow circuit, as well as to resolve certain staffing matters. This followed a detailed capability assessment, conducted at the end of 2023, resulting in lower throughput, partially offset by higher feed grades and recovery rates. Second quarter production was impacted predominantly by the aforementioned power-matters experienced in Côte d'Ivoire.

Gold sales were slightly higher than production, due to timing of sales.

Bonikro Exploration

Resource and exploration drilling was conducted during the quarter on the Company's mining licences and exploration licences, with the following drilling activity:

•	Hire Mining License: 231 holes, comprising 12,696 metres

•	Oume Exploration License: 66 holes, comprising 10,283 metres

At the Hire mine, core drilling to the WSW of the Agbalé prospect, which is expected to be processed at Agbaou, beneath the Akissi-So waste rock dump, was completed during the quarter. Gold intersections were made in fresh rock, indicating the likely presence of a linking mineralized structure between the Akissi-So and Agbalé deposits. Further infill drilling is planned to test this area in an attempt to connect the mineralized zones and expand the resource. Three rigs were active in the area around the Assondji-So ROM pad, demonstrating a 300-metre strike of mineralization. This area will be the focus of exploratory and resource infill drilling in the fourth quarter.

At the Oume Project, drilling continued at the Dougbafla West and North deposits, with infill drilling aimed at converting inferred resources to indicated resources. The work at Dougbafla West focused on the oxide portion of the resource. At Dougbafla North, core drilling and detailed structural geological descriptions of the mineralization have improved the understanding of the geometry controls, which will inform the wireframing for resource estimation.

On the broader Hire mining license, a target generation exercise continued, with field teams deployed at the Ditula prospect.

│	30

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

On the Bonikro mining license and exploration license no work programs were undertaken, as anticipated.

Bonikro Mineral Reserve and Mineral Resource

At Bonikro, Measured and Indicated Mineral Resources totaling 1.4 million ounces of gold in 32.8 million tonnes at a grade of 1.32 g/t and Mineral Reserves total 0.6 million ounces contained in 13.7 million tonnes at a grade of 1.30 g/t. This reflects the exploration strategy to increase total Mineral Resources at Oume first to better define the deposit before stepping up infill-drilling. Exploration drilling continues at Oume, including advanced resource drilling at Oume West and North. Additionally, Allied is conducting resource drilling and scout drilling at Agbalé in the Hire area to expand the mineral inventory. As noted above, Agbalé ore is planned to be transported to Agbaou due to its metallurgy and short haulage distances. These efforts are part of a broader strategy to extend the strategic mine life in Côte d'Ivoire to over 10 years, aiming for annual production of 180,000-200,000 gold ounces at reduced costs. To support this aim, $10.5 million is allocated for total exploration spending at Bonikro in 2024.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

│	31

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together comprises the Côte D’Ivoire mines, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies.

Agbaou Key Performance Information	For three months ended September 30,		For nine months ended September 30,
(100% Basis)	2024	2023	2024	2023
Operating
Ore mined (M tonnes)	0.96	0.32	2.07	1.01
Waste mined (M tonnes)	7.89	2.91	19.67	14.01
Ore processed (M tonnes)	0.63	0.55	1.65	1.71
Gold
Production (Ounces)	18,640	17,320	52,711	54,028
Sales (Ounces)	18,193	18,151	52,223	54,245
Feed grade (g/t)	1.03	1.03	1.06	1.01
Recovery rate (%)	94.4%	95.4%	95.1%	95.2%
Total cost of sales per ounce sold(4)	$2,485	$1,973	$2,310	$1,996
Cash costs per ounce sold(1)	$2,300	$1,827	$2,098	$1,867
AISC per ounce sold(1)	$2,537	$2,051	$2,329	$2,082
Financial (In thousands of US Dollars)
Revenue	$43,444	$35,296	$117,313	$103,435
Cost of sales (excluding DDA)	(43,291)	(34,912)	(115,239)	(105,574)
Gross profit excluding DDA(1)	$153	$384	$2,074	$(2,139)
DDA	(1,916)	(900)	(5,376)	(2,705)
Gross Profit	$(1,763)	$(516)	$(3,302)	$(4,844)
Capital Expenditures (In thousands of US Dollars)
Sustaining	$2,255	$1,238	$4,470	$4,268
Expansionary	521	—	7,238	—
Exploration	—	—	—	—

Agbaou produced 18,640 ounces of gold during the three months ended September 30, 2024, compared to 17,320 ounces in the corresponding quarter of the previous year. The increase is modest in relation to the comparative quarter but more significant when compared to the second quarter, as the impact of in-country grid power issues had been mitigated. During the third quarter, the mine demonstrated its operational mining capacity, with total tonnes mined continuing to increase, enabling the Company to expose all ore planned for 2024. Additionally, fleet performance improved due to the implementation of short-term interval controls. In terms of plant and processing, the mine achieved record throughput as a result of successful fragmentation strategies. Oxide ore feed is also ahead of schedule from Chapelle and Agbalé.

With most mine pits nearing the end of their pushback cycles, improvements in stripping ratios, ore mined, and grades have been observed, with expectations for continued enhancements in the upcoming quarters. In particular, the upcoming mining sequence at South Sat 3, Agbalé, Chapelle and WP7 will result in increased grades, contributing to the expected strong second-half production as guided. The completion of mining oxides and transitional ore across all pits has led to a shift towards a higher proportion of fresh material mining, contributing to reduced mining rates.

Gold sales during the quarter were generally in line with production.

│	32

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Costs for the third quarter were impacted by the inclusion of Agbalé ounces, and in particular the costs of sustaining capital expenditures related to its development, which are disproportionate to the production levels. However, with the Côte D’Ivoire mines now being with the same contractor, the Company expects synergies and the reduction of costs going forward. At Agbaou, expected cost reductions are to be achieved through the normalization of production after the aforementioned contractor changeover in the first quarter, process optimizations, and the normalization of the power matters. The Company has also kicked-off a further cost reduction project with the objective to reduce AISC.

The blend ratio feeding the Agbaou plant remains critical with quality oxide ore, which resulted in accelerating the mining plan of Agbalé Phase 2 into production, which has continuously delivered on grade, and has provided significant flexibility in the first quarter for the Agbaou plant blended ore requirements.

The Company is focused on extending the life of its mines in Côte d'Ivoire through strategic exploration and resource management, with new life-of-mine planning at Agbaou supporting total gold production of over 465,000 ounces through 2028 at a mine-site AISC(1) below $1,450 per ounce versus the most recent life-of-mine estimate which saw mining cease in mid-2026.

For the nine months ended September 30, 2024 Agbaou produced 52,711 ounces compared to 54,028 ounces in the comparative prior period. Production for the nine months ended September 30, 2024 was impacted by the mining contractor transition in the first quarter which resulted in planned customary delays with both importation and mobilization of equipment, impacting mine sequencing modestly. Further, second quarter performed was impacted by the power matters noted below.

As part of the Company's broader objective of becoming more self-reliant, backup generators were successfully installed in the second quarter at its Côte d'Ivoire operations for an initial unbudgeted cash outlay of approximately $14 million. This investment, spread across its in-country operations, effectively mitigated future power reliability risks. Côte d'Ivoire continued to experience issues at some of its power generation plants during the second quarter, leading the mining industry to reduce consumption by intermittently shutting down processing plants while power generation equipment was restored to the grid. In addition to the immediate installation of generators, the Company is also discussing a turnkey solar power solution with a solar power provider.

Gold sales for the nine months ended September 30, 2024 were in line with production, with small differences attributable to timing.

Agbaou Exploration

Resource and exploration drilling was conducted during the third quarter on the Company's Agbaou mining licence, with drilling activity of 17 holes comprising 2,358 metres.

At Agbaou mine, a minor program of infill drilling at North Pit Extension was in progress at quarter end. Final assays were received from first pass core drilling was completed at Agbaou South prospect, and a second phase of core drilling will be designed to further test the prospect. Sterilization for WRD4 was successfully completed within the mine compensation boundary.

On the wider Agbaou mining license, a target generation exercise continued with field teams deployed at the Zego prospect.

Agbaou Mineral Reserve and Mineral Resource

The Company is focused on extending the life of its mines in Côte d'Ivoire through strategic exploration and resource management, with new life-of-mine planning at Agbaou supporting total gold production of over 465,000 ounces through 2028 at a mine-site AISC(1) below $1,450 per ounce versus the most recent life-of-mine estimate which saw mining cease in mid-2026. This outlook is supported by updated Proven and Probable Mineral Reserves of approximately 0.5 million ounces of gold contained within 7.9 million tonnes at a grade of 1.84 g/t. This represents a 25% increase compared to the previous year and equates to a 229% replenishment of the year's depletion. Notably, Measured and Indicated Resources, inclusive of Mineral Reserves, also increased during the year to nearly 0.9 million ounces of gold contained in 13.3 million tonnes at a grade of 1.99 g/t, up from 0.6 million ounces. The Company is actively optimizing operations, focusing on cost reduction while extending mine life and pursuing growth through the advancement of exploration targets in the Agbaou concession and the newly defined Agbalé deposit. This deposit is planned for processing at Agbaou. The company has allocated $6 million to further advance exploration initiatives at Agbaou in 2024.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

│	33

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

5.            CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES

For details on the Sadiola Expansion Project and acquisition of the Korali-Sud Project, please refer to the Sadiola section of Section 4 of this MD&A.

Notable progress relating to some the Company’s development and advanced stage exploration include, but are not limited to the following:

Kurmuk Project (100% Interest)(7), Ethiopia

Project Summary

The Kurmuk Project is an advanced stage development project in the Benishangul-Gumuz region of Ethiopia. The Company has made the decision to advance the expanded Kurmuk project, following a two-phase development plan requiring a total capital investment of approximately $500 million. Post the initial phase, the Company will assess potential optimizations and enhancements before deploying the remaining capital for Kurmuk. The expanded project aims to achieve an average annual gold production of approximately 290,000 ounces over the first five years and sustain an average of over 240,000 ounces annually over a 10-year mine life, at an AISC(1) of $950 per ounce. This represents a significant improvement over the original project, which was projected to average 200,000 ounces annually at similar capital costs, with further upside potential supporting an initial strategic target mine life of 15-years.

The Company holds an effective 100% ownership stake in the project; however, the Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete. The power line is in development and is expected to be completed and energized ahead of first production in mid-2026. An existing development agreement, signed with the Government of Ethiopia, spans an initial 20-year period and is renewable. The current project design encompasses the Dish Mountain and Ashashire deposits, with numerous exploration targets across the Kurmuk Project’s expansive 1,450 km2 exploration territory.

Progress

The Front End Engineering and Design (“FEED”) for the project's critical components was successfully completed on schedule in 2023. The key outcomes of the FEED include:

•	A projected ten-year mine life based on the currently defined 2.7 million ounces in Proven and Probable Mineral Reserves, with an anticipated production of 290,000 ounces per year in the first five years and a life-of-mine AISC(1) of $950 per ounce.
•	A mining plan utilizing conventional open pit mining techniques with internationally recognized mining contractors and a robust process design using proven technologies.
•	An increase in plant throughput from 4.4 Mt per year in the 2022 Definitive Feasibility Study to 6.0 Mt per year, representing a 38% increase.
•	Estimated pre-production costs of approximately $500 million.
•	Anticipated first production in the mid-2026.

The project implementation team, which features strong African project delivery capabilities, began focusing on early works execution planning in the fourth quarter of 2023, continuing year-to-date in 2024. Operational readiness remains a key focus, with planning and preparation activities underway, including the recruitment of the General Manager and other operating positions.

The Company continues to track well against its plan for the Kurmuk Project, having achieved key milestones including:

o	successful completion of the early works and project set-up,
o	completion and filling of the construction water dam,
o	substantial completion of key engineering packages,
o	major services and critical equipment procurement,
o	final negotiations of key construction contracts ahead of the fourth quarter construction ramp-up,
o	starter camp establishment, and advanced construction of main camp,
o	plant site earthworks, and other general facility earthworks started, and progressing well.

The mining contract for Kurmuk has been awarded to Mota-Engil, which as previously noted, has also been awarded the operating contracts for the Company's West Africa operations. The award will advance pioneering earthworks at an early stage, allow sufficient time for the importation and mobilization of equipment well ahead of the timeframe when mining will begin, and also allow for the early establishment of infrastructure, support and training of personnel. Year-to-date, $53.9 million has been spent with interest on borrowings capitalized under IFRS, or $47.6 million without.

│	34

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Fourth quarter spending is expected to increase, predominantly on the following key activities:

◦	further progress on earthworks, including main water dam excavations,
◦	ramp-up of concrete, batch plant and civil activities,
◦	start of steel fabrication and other construction activities,
◦	advancement of main camp construction,
◦	procurement of other services and supplies.

The Company remains on track for physical progress of the Kurmuk Project, however capital expenditures are lower than the original estimate for the year. The full-year direct project cash flow spend (excluding capitalized interest) is now expected to be approximately $100 million, lower than the original estimate of $155 million. The difference is mostly the result of detailed and optimized execution planning, favorable contract negotiations with local contractors which lowered upfront required payments, higher local contractor deployment with lower mobilization costs and better schedule, and a redesign of certain earthworks which have reduced quantities and related schedule. Some of these payments have been deferred into the first half of 2025, and consequently, the project remains on budget. Additionally, the recently signed Power Purchase Agreement ("PPA") with Ethiopian Electric Power secures reliable hydroelectric energy, further confirming the project’s cost economics as a low-cost producer by ensuring access to one of the world's most affordable and sustainable power sources. The power line is in the development phase and is expected to be finalized and energized ahead of first production in mid-2026.

Project Exploration

On April 10, 2024 a press release titled, "Allied Gold announces positive exploration results at Kurmuk's Tsenge gold prospect and new oxide discoveries at Sadiola, supporting the Company's objectives to extend mine life and increase production" was released, highlighting the following:

•	Extended Mineralisation at Tsenge Ridge: Ongoing exploration has revealed significant gold mineralisation along a 9-kilometre strike length, validated through soil sampling, geological mapping, and scout drilling. The Tsenge area, one of four prioritized areas for Mineral Resource expansion, continues to demonstrate prolific geological potential.

•	High Economic Potential: Initial drill results and channel sampling have indicated potentally economic thicknesses and grades of gold mineralisation in hard rock both at the surface and at least up to 200 metres vertically below the outcrops.

•	Confirming High-Grade Sources: These findings verify that the gold-in-soil anomalies originate from significant gold grades exceeding 1.0 g/t gold in rock samples, aligning with the successful exploration outcomes at Dish Mountain and Ashashire—the two initial open pits that encompass all current Mineral Reserves. Exploration of high-priority targets has yielded exceptional results to date, including a 24-metre intercept with a grade of over 3 g/t gold near the surface.

During the third quarter resource drilling was focussed on infill resource drilling at the Dish Mtn Northern and Helipad Hill prospects, and a total of 51 holes for 6,602m was drilled. At quarter end the programs were 34% and 81% complete for Northern Prospects and Helipad Hill prospect respectively.

The Tsenge scout drilling program was placed on hold during the quarter due to the logistical challenges posed by the wet season, and as such rigs were shutdown and returned to Dish Mountain deposit resource infill and extension programs.

Drillhole intersections were returned for drillholes TSDD009 and TSDD014-029 inclusive and channels TSCH008-010 inclusive. The highlight being the high-grade intersections made at Setota in drillhole TSDD015 associated with extensional quartz-carbonate-sulphide vein stack confirming previous high-grade drillhole intersections made in TSDD013, now confirmed down-dip on the same section line. Mineralisation has been drilled down-dip from surface for 180m on this section. Additional low-grade intersections at 0.2-0.5g/t Au were made in remaining drillholes associated with disseminated sulphides in altered schists, with the best thicknesses intersections reported from TSDD017. On restart of the program in late Q4, the emphasis will be on building the strike extent of the higher-grade vein-hosted mineralisation on the Setota Hill and infilling on the lower-grade tail of disseminated shear-hosted mineralisation within the altered metasedimentary and metavolcanic schists that extends to the north.

A soil sampling and mapping campaign was completed along strike from the Tsenge prospect within the Mestefinfin EL at the Agazen prospect, and infill sampling and mapping on the gold-in-soil anomalies will be followed up in the 2025 field season.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Kurmuk Mineral Reserve and Mineral Resource

Kurmuk has Proven and Probable Mineral Reserves of 2.7 million gold ounces contained in 60.5 million tonnes at a grade of 1.41 g/t. Total Measured and Indicated Mineral Resources are over 3.1 million ounces contained in 57.9 million tonnes at a grade of 1.68 g/t. These advancements, however, do not yet reflect the outcomes of in-pit Inferred Mineral Resource conversion drilling and ongoing regional exploration efforts, which have continued to meet with success and support the broader strategy to extend the strategic mine life to at least 15 years. Drilling efforts, as part of the $7.5 million 2024 exploration budget at Kurmuk, are concentrated on near-mine targets around Dish Mountain and Ashashire, which are the initial open pits housing all current Mineral Reserves. Additionally, drilling activities continue with several diamond drill rigs at the Tsenge Prospect, defined by a 7km gold in soil and rock anomaly, with positive results as aforementioned.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

Public Offering of Common Shares

On October the Company closed a public offering of common shares, resulting in a total issuance of 71.3 million common shares in the capital of the Company at a price of C$3.10 per Share for aggregate gross proceeds of $161.6 million (C$221.0 million). The Company intends to use the net proceeds of the offering to support the funding of its optimization and growth initiatives, including in relation to all rights and obligations dealing with and allowing for continuous management, optimizations, advancements, improvements and phased expansion of the Sadiola Mine, and in respect of costs associated with the Kurmuk construction project. The Offering is part of the Company's previously announced broader financing plan, which also includes a gold stream and gold prepay facility on the Kurmuk project, intended to enhance financial flexibility to unlock significant value, described in more detail within this MD&A.

Closing of Business Combination and Going Public Transaction

On September 7, 2023, the Company closed its $267 million financing and, on September 11, 2023, subsequently listed its shares on the TSX in a transaction which included a business combination and reverse take-over transaction involving, inter alios, Allied Gold Corp Limited and AMC.

The net proceeds from the financing will be utilized to execute the Company’s growth strategy for its fully permitted, shovel-ready project pipeline, as well as for general corporate needs.

Notably, the gross proceeds included a substantial investment of $40 million from the Company's management and directors. This investment underscores their confidence in the company's strategic initiatives and longer-term vision. The aggregate ownership of management and Board members in the Company, on the go-public transaction, totaled 22.7%, including 5.7% owned by Peter Marrone, Chairman and Chief Executive Officer, who anchored the significant investment of incoming management referred to above, and 10.9% owned by Justin Dibb, founder of Allied Gold Corp Limited and Vice Chairman of the Company demonstrating strong alignment with shareholders and a firm commitment to value creation.

The foregoing summary of the Transaction and of the Financing are qualified in its entirety by the terms of the Definitive Agreement and Convertible Debenture Indenture which are both available under the Company’s profile on SEDAR+ at www.sedarplus.com.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

6.            MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Please refer to Section 12: Cautionary Statements and Internal Controls Over Financial Reporting – Notes on Mineral Reserves and Mineral Resources for further details.

2023 Year-End Mineral Reserves and Mineral Resources Summary

During 2023, the Company expanded its Mineral Reserves and Mineral Resources (which are inclusive of Mineral Reserves). The Company remains focused on extending the mine lives at Agbaou, Bonikro, and Kurmuk, and on increasing the oxide mineral inventory at Sadiola, facilitating a smoother transition for the phased expansion and providing additional processing flexibility. Moreover, Allied advanced its regional exploration programs aimed at uncovering significant potential across its portfolio, realizing exploration success at highly prospective locations such as Oume, located north of Bonikro mill, and Tsenge, located south of the project mill at Kurmuk. As at December 31, 2023, Proven and Probable Mineral Reserves were reported at 11.2 million ounces of gold contained, within 238 million tonnes at a grade of 1.46 g/t. The increase over the prior year reflected meaningful growth at Sadiola, Agbaou and Kurmuk, and partial replacement of mining depletion at Bonikro. Similarly, total Measured and Indicated Mineral Resources grew to over 16.0 million ounces of gold contained within 330 million tonnes at a grade of 1.51 g/t, up from 15.2 million ounces in the previous year, partly due to the conversion of Inferred Mineral Resources, which ended the year at 1.8 million ounces contained within 43 million tonnes at a grade of 1.29 g/t.

The Company’s 2023 year-year-end statement is provided below.

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2023.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)
Sadiola Mine	18,612	0.82	492	137,174	1.57	6,907	155,786	1.48	7,399
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	4,771	0.71	108	8,900	1.62	462	13,671	1.30	571
Agbaou Mine	1,815	2.01	117	6,092	1.79	351	7,907	1.84	469
Total Mineral Reserves	47,061	1.18	1,782	190,836	1.53	9,399	237,897	1.46	11,180

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2023.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)
Sadiola Mine	20,079	0.86	557	205,952	1.53	10,101	226,031	1.47	10,659
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	7,033	0.98	222	25,793	1.41	1,171	32,826	1.32	1,393
Agbaou Mine	2,219	2.15	154	11,130	1.96	701	13,349	1.99	855
Total Mineral Resources (M&I)	49,804	1.30	2,081	280,315	1.55	13,945	330,118	1.51	16,027

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2023.

	Inferred Mineral Resources
	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)
Sadiola Mine	16,177	1.12	581
Kurmuk Project	5,980	1.62	311
Bonikro Mine	19,588	1.30	816
Agbaou Mine	959	1.84	57
Total Mineral Resources (Inferred)	42,704	1.29	1,765

Mineral Reserve and Mineral Resource Reporting Notes

1. Metal Price, Cut-off Grade, Metallurgical Recovery:

	Mineral Reserves	Mineral Resources

Sadiola (80%)	Price assumption: $1,500/ounce gold Open pit cut-off grades range from 0.31 to 0.73 g/t gold	Price assumption: $1,800/ounce gold Open pit cut-off grade of 0.5 g/t gold

Kurmuk (100%)(7)	Price assumption: $1,500/ounce gold Open pit cut-off grades range from 0.30 to 0.45 g/t gold	Price assumption: $1,800/ounce gold Open pit cut-off grade of 0.5 g/t gold

Bonikro (89.89%)	Price assumption: $1,500/ounce gold Open pit cut-off grades range from 0.68 to 0.74 g/t gold.	Price assumption: $1,800/ounce gold Open pit cut-off grade of 0.5 g/t gold

For Agbalé, a $1,800/ounce gold was used with cut-off grades varying from 0.58 to 1.00 g/t gold.

Agbaou (85%)	Price assumption: $1,500/ounce gold Open pit cut-off grades range from 0.49 to 0.74 g/t gold	Price assumption: $1,800/ounce gold Open pit cut-off grade of 0.5 g/t gold

2.	Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou.

3.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

4.	The Measured and Indicated Mineral Resource estimates are inclusive of those Mineral Resource estimates modified to produce the Mineral Reserve estimates.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2023.

7.	For the Qualified Person responsible for the Mineral Reserve and Mineral Resource estimates, see Section 12: Cautionary Statements and Internal Controls Over Financial Reporting of this MD&A.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

7.            FINANCIAL CONDITION AND LIQUIDITY

(In thousands of US Dollars)	As at September 30, 2024	As at December 31, 2023
Current Assets (including Cash and Cash Equivalents)	$267,291	$292,285
Non-Current Assets	774,810	664,001
Total Assets	$1,042,101	$956,286
Current Liabilities	471,255	249,626
Non-Current Liabilities	283,271	325,626
Total Liabilities	$754,526	$575,252
Equity attributable to Shareholders of the Company	212,678	299,906
Non-controlling interest	74,897	81,128
Total Equity	$287,575	$381,034

Net Working Capital(3)	$(97,237)	$42,659

Total assets were $1,042.1 million as at September 30, 2024, compared to total assets of $956.3 million as at December 31, 2023. The Company’s asset base is primarily non-current assets such as property plant and equipment, mining interests and exploration and evaluation assets. This reflects the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, trade receivables, prepayments and other receivables (consisting of value-added taxes in the jurisdictions in which the Company operates), and cash and cash equivalents. Notable changes from the prior year are related to capital expenditures at Kurmuk, the acquisition of power generators in Côte d'Ivoire, general increases to property, plant and equipment due to ongoing operations, and general changes to working capital.

Total liabilities as at September 30, 2024, were $754.5 million compared to $575.3 million as at December 31, 2023. The increase is predominantly attributable to the deferred revenue liability recognized upon the closing of the streaming transaction with Triple Flag and obligations under the Mali Agreement, previously discussed. Other significant liabilities include: provision of closure & reclamation, deferred and contingent consideration, trade and other payables, and income taxes (payable and deferred).

Cash and Working Capital

Cash and cash equivalents were $95.4 million as at September 30, 2024, compared to $158.6 million as at December 31, 2023. The cash balance was impacted by capital expenditures at Kurmuk, the acquisition of power generators in Côte d'Ivoire, general increases to property, plant and equipment due to ongoing operations, and general changes to working capital. The Company has sufficient cash on hand, and liquidity to fully manage its business and believes that it is able to meet its obligations as they come due with funds from the financing on the go-public transaction, cash flows from operating activities and, as described below in the liquidity section, although the Company expects to be fully financed based on recent gold prices, with the execution on number of non-dilutive transactions.

Net working capital(3) is a negative $97.2 million at September 30, 2024. This compared to $42.7 million at December 31, 2023. Cash balances and consequently working capital increased significantly subsequent to quarter end, as on October the Company closed a public offering of common shares, resulting in a total issuance of 71.3 million common shares in the capital of the Company at a price of C$3.10 per Share for aggregate gross proceeds of $161.6 million (C$221.0 million). The Company intends to use the net proceeds of the offering to support the funding of its optimization and growth initiatives, including in relation to all rights and obligations dealing with and allowing for continuous management, optimizations, advancements, improvements and phased expansion of the Sadiola Mine, and in respect of costs associated with the Kurmuk construction project. The Offering is part of the Company's previously announced broader financing plan, which also includes a gold stream and gold prepay facility on the Kurmuk project, intended to enhance financial flexibility to unlock significant value, described in more detail within this MD&A.

Total Borrowings

The total borrowings, including the convertible debentures of the Company at September 30, 2024 were $106.7 million compared to $103.5 million as at December 31, 2023.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Current borrowings are associated with the convertible debentures, net of transaction costs, and movements from the prior period are fully associated with the mark-to-market of the instrument.

LIQUIDITY

The Company plans to meet its spending commitments, which include continued spending on business development activities, exploration and project development (notably the Sadiola Expansion Project and the Kurmuk Project), with proceeds from the overnight marketed equity offering, cash flows from operating activities and, as described below, with the execution on number of non-dilutive stream and prepaid transactions.

The Company's ability to unlock the significant value in its large and expanding mineral inventory is supported by the financial flexibility needed to internally fund these optimizations and growth initiatives. Based on recent gold prices, the Company expects to be fully financed through cash flows; however, as a precaution, so that the Company is not dependent on the price of gold, Allied is actively executing a select number of non-dilutive alternatives. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants.

In association with these efforts, on August 14, 2024, the Company closed the streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, Allied received a $53.0 million upfront cash payment (the “Advance Amount”) and will receive an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds.

The transaction recognizes the inherent value of the Company’s CDI mines and implies a valuation multiple significantly higher than that at which the Company’s shares currently trade in the market and the price at which the Company went public. CDI comprises the Agbaou and Bonikro mines, which are located in Côte d'Ivoire within the Birimian Greenstone Belt. Allied is targeting a sustainable production platform of 180,000-200,000 gold ounces per annum on a combined basis and a mine life greater than 10 years, driven by an extensive exploration program, cost optimizations, and process improvements aimed at extending mine life and increasing value. The Company evaluated different financing options as part of this process, concluding that this transaction provides a much better cost of capital than any other alternative, including equity financing. The streaming agreement offers a competitive cost of capital based on Proven & Probable Mineral Reserves and remains favorable when assuming Mineral Resource conversion and exploration upside. Lastly, the Advance Amount ensures self-funding for Allied’s extensive exploration program for CDI, to advance highly prospective sites such as Oume, Akissi-So, Agbalé, and other targets. It also allows for the acceleration of improvement projects to increase the reliability of operations, optimize plant capacity, and bring forward value and extensions of mine life. Allied expects this flexibility to facilitate capturing further upside beyond the current life of mine plans. These enhancements are designed to increase asset value and unlock upside potential without diminishing shareholder equity.

The successful share offering resulted in funds that, together with cash on hand and cash flow from operations, sufficiently fund the Company and allows for the pursuit of capital expansion programs and exploration of other areas available for improvement and enhancement to value per share. This optionality has allowed the Company to adjust its further funding requirements, and given the competitive cost of capital realized via the Côte d'Ivoire stream and strong market feedback, Allied is now pursuing a $225-$250 million Kurmuk funding package comprising a gold stream and a gold prepay facility for the Kurmuk development project. This comprehensive funding solution is expected to close in the fourth quarter of 2024. The prospective stream validates the opportunities at Kurmuk, including its strong geological upside potential, and has attracted significant interest at an attractive cost of capital.

The gold prepay facility would bring forward cash flows and include a built-in gold price hedge amidst favorable market prices. This prepay would begin gold deliveries after Kurmuk's anticipated mid-2026 construction timeframe, further balancing the cash requirements for its construction. Lastly, this arrangement along with operational improvements and production increases that are expected to begin to generate significant cash flow in the coming quarters, would provide additional financial flexibility for the Company to balance its allocation of capital and pursue other high return internal growth opportunities, which could include accelerating the study to optimize recoveries at Sadiola, optimize its overall development schedule with the aim of bringing value forward for this asset, among others. To further support its fully-funded plan, on April 12, 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from May 2024 to March 2025, for a total of 110,000 ounces, with a put of $2,200 per ounce and a call of $2,829 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price. The Company will continue to look into utilizing cash flow protection measures.

Lastly, the Company's three-year credit facility of $100 million is undrawn and available.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

The Company’s near-term financial obligations include capital commitments and contingent payments of $17.1 million, interest payments of $9.4 million and deferred and contingent consideration of $53.8 million.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows:

	For three months ended September 30,		For nine months ended September 30,
(In thousands of US Dollars)	2024	2023	2024	2023
Operating cash flows before income tax paid and working capital(6)	$87,167	$(36,757)	$180,296	$7,908
Income tax paid	(7,468)	(7,598)	(28,619)	(21,639)
Operating cash flows before movements in working capital(6)	$79,699	$(44,355)	$151,677	$(13,731)
Working capital movement(6)	(7,069)	46,541	(95,482)	42,704
Net cash generated from operating activities	$72,630	$2,186	$56,195	$28,973
Net cash used in investing activities	(54,247)	(27,884)	(116,007)	(75,587)
Net cash generated from (used in) financing activities	935	209,470	(915)	203,576
Net increase (decrease) in cash and cash equivalents	$19,318	$183,772	$(60,727)	$156,962

Operating Activities

Net cash generated from operating activities for the three months ended September 30, 2024 was $72.6 million. This compares to an inflow of $2.2 million in the prior year comparative quarter. Current period cash from operating activities was positively impacted by higher realized gold prices and proceeds of the stream with Triple Flag that closed during the third quarter. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing. Working capital impact was modest for the quarter, with mostly offsetting decreases due to the buildup of prepaid balances, VAT, stockpiles and finished goods inventory, and increases due to general timing of accounts payable.

Operating cash flows before income tax paid and movements in working capital for the three months ended September 30, 2024 increased significantly, at an inflow of $87.2 million compared with the prior year comparative quarter outflow of $36.8 million, due to higher realized gold prices and the proceeds of the stream with Triple Flag. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing.

Working capital movement(6) for the three months ended September 30, 2024 impacted cash flows by $7.1 million, compared to $46.5 million in the prior year comparative quarter. Working capital impact was modest for the quarter, with mostly offsetting decreases due to the buildup of prepaid balances, VAT, stockpiles and finished goods inventory, and increases due to general timing of accounts payable.

Net cash generated from operating activities for the nine months ended September 30, 2024 was $56.2 million compared to an inflow of $29.0 million in the prior year comparative period. Current period cash from operating activities was positively impacted by higher realized gold prices and proceeds of the stream with Triple Flag that closed during the third quarter. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing. Working capital was impacted predominantly by the timing of receipt of VAT credits, the buildup of inventory stockpiles and finished goods awaiting shipment, and the timing of accounts payable, which included final payments associated with the go-public transaction that had been previously accrued.

Operating cash flows before income tax paid and movements in working capital for the nine months ended September 30, 2024 increased significantly, at $180.3 million, compared to $7.9 million in the prior year comparative period. The increase was related to higher realized gold prices and the proceeds of the stream with Triple Flag. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Working capital movement(6) for the nine months ended September 30, 2024 impacted cash flows by $95.5 million, compared to a positive impact of $42.7 million in the prior year comparative quarter. Working capital was impacted predominantly by the timing of receipt of VAT credits, the buildup of inventory stockpiles and finished goods awaiting shipment, and the timing of accounts payable, which included final payments associated with the go-public transaction that had been previously accrued.

Investing Activities

For the three months ended September 30, 2024, net cash used in investing activities was $54.2 million compared to $27.9 million in the prior year comparative quarter. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities, owner costs and capitalized borrowings.

For the nine months ended September 30, 2024, net cash used in investing activities was $116.0 million compared with $75.6 million in the prior year comparative period. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities, owner costs and capitalized borrowings, and the acquisition of power generators in Côte d'Ivoire.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended September 30, 2024, net cash generated from financing activities was $0.9 million compared to an inflow of $209.5 million in the comparative prior year quarter. Current quarter cash inflows from financing activities related predominantly modest interest income, as interest payments on the convertible debentures which are semi-annual have been capitalized as borrowing costs under IFRS. Prior quarter financing cash flows are related to the go public event and the issuance of both equity and convertible debentures, offset by payments of legacy debt.

In the nine months ended September 30, 2024, net cash used in financing activities was $0.9 million, compared to an inflow of $203.6 million in the comparative prior year period. Current period cash inflows from financing activities were primarily related to interest on the Company's convertible debentures for prior year paid in the current year, which were not subject to capitalization. Prior comparative period financing cash flows related to the go public event and the issuance of both equity and convertible debentures, offset by payments of legacy debt.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and borrowings, net of cash and cash equivalents, as follows:

(In thousands of US Dollars)	As at September 30, 2024	As at December 31, 2023
Total Equity	$287,575	$381,034
Current and Non-Current Borrowings	106,727	103,457
	$394,302	$484,491
Less: Cash and cash equivalents	(95,368)	(158,638)
	$298,934	$325,853

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

As noted previously, the Company’s liabilities related to the two put options (Orion and Endeavour) were extinguished in the public listing.

The Company manages its discretionary spending to align with cash availability and future cash flow forecasts. Amounts above may be higher or lower than expected depending on cash flows generated during the year.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2024, shown on an undiscounted basis:

In thousands of US dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$—	$—	$107.3	$—	$107.3
Interest	9.4	18.8	9.4	—	37.6
Deferred and contingent consideration	53.8	51.3	—	—	105.1
Capital and other financial commitments	156.9	14.6	1.2	0.7	173.4
Total contractual obligations and commitments	$220.1	$84.7	$117.9	$0.7	$423.4

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value. There are no options issued or outstanding. The following table summarizes the Company’s common shares and securities convertible into common shares as at the following dates:

(In millions of units)	As at November 6, 2024	As at September 30, 2024	As at December 31, 2023
Common Shares issued and outstanding	328.9	257.6	250.7
Stock options(5)	0.6	0.6	0.6
Restricted share units(5)	3.6	3.6	4.5
Deferred share units(5)	0.1	0.1	0.1
Total Shares and Convertible Securities Issued and Outstanding(5)	333.2	261.9	255.9

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

8.            ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Annual Information Form of the Resulting Issuer, which is available on SEDAR+ at www.sedarplus.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements.

METAL PRICE RISK

The Company’s profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company’s properties, primarily gold. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

London PM Fix Price

During the three months ended September 30, 2024, spot gold prices averaged $2,474 per ounce, compared to $1,928 per ounce during the comparative prior year quarter. During the period, the highest price was $2,664 per ounce and the lowest price was $2,329 per ounce.

During the nine months ended September 30, 2024, spot gold prices (as measured by the London PM Fix price) averaged $2,299 per ounce, compared to $1,930 per ounce in the prior year. During the period, the highest price was $2,664 per ounce and the lowest price was $1,985 per ounce.

Gold prices moved significantly higher in the third quarter of 2024. A weakening US dollar, as the Fed began cutting rates in the US, combined with rising geopolitical risk in the Middle East pushed gold prices to all-time highs. Renewed investor interest was evident as global ETF holdings saw steady inflows in Q3. In the short-term, gold prices are likely to continue to be driven by geopolitical tensions, the US Federal Reserve policy signals, and changes in central bank buying. Going forward, more accommodating global monetary policies, sustained central bank interest and continued investor demand should be supportive of gold over the longer term.

Central banks have been net buyers of gold in 2024. Turkey, India, and Poland are notable buyers. Geopolitical trends should continue to support central bank purchases in the long term.

CURRENCY RISK

Currency fluctuations may affect the Company’s assets and liabilities and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a significant portion of the Company’s operating and capital expenses are incurred in West African CFA franc (XOF). XOF is pegged to the Euro at a fixed rate of 655.957 per Euro. This effectively means the Company primary currency exposure is to the Euro.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

All else being equal, a higher USD/EUR exchange rate will result in lower costs to the Company when measured in its reporting currency of USD.

US Dollar per Euro

During the three months ended September 30, 2024, the average USD/EUR exchange rate was 1.0985, the lowest was 1.0740, and the highest was 1.1192. The rate at the end of the period was 1.1162.

For the nine months ended September 30, 2024 the average USD/EUR exchange rate was 1.0869, the lowest was 1.0619, and the highest was 1.1192.

9.            CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flows and results of operations.

10.          CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company’s Condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Other than as noted, the accounting policies applied by the Company in these Condensed Consolidated Financial Statements are the same as those set out in the Allied Gold audited financial statements for the year ended December 31, 2023, except for those discussed below.

New accounting standards and amendments adopted

Amendment to IAS 1 – IAS 1 Presentation of Financial Statements: Classification of liabilities as current or non-current and non-current liabilities with covenants.

The Company adopted the amendments to IAS 1 for the first time on January 1, 2024, impacting the classification of the host liability and embedded derivative liability associated with the convertible debentures. The amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. Furthermore, this also resulted in a change in the accounting policy for classification of liabilities that can be settled in the Company's own shares, such as the convertible debentures. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Under the revised policy, when a liability includes a counterparty conversion option that may be settled by a transfer of the Company's own shares, the Company takes into account the conversion option in classifying the host liability as current or non-current.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

The Amendments to IAS 1 had a retrospective impact on the comparative consolidated statement of financial position as the Company's convertible debentures were issued on August 30, 2023 and were presented as a non-current liability as at December 31, 2023. The convertible debentures liability as at December 31, 2023 was entirely reclassified from non-current to current liabilities. The Company’s other liabilities were not impacted by the Amendments to IAS 1.

Derivative Instruments and Hedge Accounting

The Company uses derivative financial instruments to hedge its exposure to gold price fluctuations, particularly during times of elevated capital expenditures. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of operations when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of operations. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of operations when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset. When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the consolidated statements of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of operations.

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of operations immediately.

Financial liabilities at fair value through profit or loss

The Company has elected to account for the convertible debentures contract including the identified embedded derivatives as a single financial liability, measured at fair value through profit or loss ("FVTPL"). The change in fair value of the convertible debentures is recognized in profit or loss. The change in the fair value related to the Company’s own credit risk is recorded through other comprehensive income (loss). The financial liability is remeasured at each reporting date using quoted prices in active markets for identical liabilities.

New accounting standards and amendments to be adopted

IFRS 18, Presentation and Disclosures of Financial Statements.

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures of Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies. IFRS 18 introduces three new sets of requirements:

•         Improved comparability in the statements of income which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the statements of income and provide new defined subtotals, including operating profit.

•          Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

•          More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard.

The condensed financial statements do not include all of the information required for a complete set of IFRS financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the audited financial statements for the year ended December 31, 2023.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended December 31, 2023 are disclosed in note 4 to the Consolidated Financial Statements - Critical Accounting Judgments and Key Sources of Estimation Uncertainty.

11.            NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;
•	AISC per gold ounce sold;
•	Gross profit excluding DA;
•	Sustaining, Expansionary and Exploration Capital Expenditures;
•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and
•	EBITDA and Adjusted EBITDA

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs, AISC, Gross profit excluding DA, Sustaining, Expansionary and Exploration Capital Expenditures, Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share, EBITDA and Adjusted EBITDA, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

(In thousands of US Dollars, unless	For three months ended September 30, 2024				For three months ended September 30, 2023
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$24,646	$43,291	$54,646	$122,583	$24,532	$34,914	$74,896	$134,342
DDA	12,294	1,916	1,386	15,596	8,044	900	1,940	10,884
Cost of Sales	$36,940	$45,207	$56,032	$138,179	$32,576	$35,814	$76,836	$145,226
Cash Cost Adjustments
DDA	$(12,294)	$(1,916)	$(1,386)	$(15,596)	$(8,044)	$(900)	$(1,940)	$(10,884)
Exploration Expenses	(586)	(1,638)	(881)	(3,105)	(502)	(2,535)	(2,067)	(5,104)
Agbaou Contingent Consideration	—	221	—	221	—	830	—	830
Silver by-Product credit	(122)	(39)	(59)	(220)	(123)	(54)	(94)	(271)
Total Cash Costs(1)	$23,938	$41,835	$53,706	$119,479	$23,907	$33,155	$72,735	$129,797

AISC(1) Adjustments
Reclamation & Remediation Accretion	$219	$319	$560	$1,098	$171	$242	$452	$865
Exploration Capital	1,842	—	—	1,842	296	—	560	856
Exploration Expenses	586	1,638	881	3,105	502	2,535	2,067	5,104
Sustaining Capital Expenditures	6,791	2,255	8,133	17,179	1,455	1,238	1,531	4,224
IFRS 16 Lease Adjustments	174	109	—	283	—	55	—	55
Total AISC(1)	$33,550	$46,156	$63,280	$142,986	$26,331	$37,225	$77,345	$140,901

Gold Ounces Sold	25,457	18,193	35,289	78,939	21,587	18,151	51,426	91,164

Cost of Sales per Gold Ounce Sold	$1,451	$2,485	$1,588	$1,750	$1,509	$1,973	$1,494	$1,593
Cash Cost(1) per Gold Ounce Sold	$940	$2,300	$1,522	$1,514	$1,107	$1,827	$1,414	$1,424
AISC(1) per Gold Ounce Sold	$1,318	$2,537	$1,793	$1,811	$1,220	$2,051	$1,504	$1,546

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

(In thousands of US Dollars, unless	For nine months ended September 30, 2024				For nine months ended September 30, 2023
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$78,931	$115,239	$169,619	$363,789	$75,144	$105,574	$187,479	$368,197
DDA	32,609	5,376	4,750	42,735	20,380	2,705	5,512	28,597
Cost of Sales	$111,540	$120,615	$174,369	$406,524	$95,524	$108,279	$192,991	$396,794
Cash Cost Adjustments
DDA	$(32,609)	$(5,376)	$(4,750)	$(42,735)	$(20,380)	$(2,705)	$(5,512)	$(28,597)
Exploration Expenses	(973)	(6,509)	(3,507)	(10,989)	(909)	(6,569)	(5,930)	(13,408)
Agbaou Contingent Consideration	—	940	—	940	—	2,430	—	2,430
Silver by-Product credit	(323)	(131)	(286)	(740)	(350)	(136)	(231)	(717)
Total Cash Costs(1)	$77,635	$109,539	$165,826	$353,000	$73,885	$101,299	$181,318	$356,502

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$655	$955	$1,681	$3,291	$514	$724	$1,357	$2,595
Exploration Capital	5,582	—	—	5,582	1,901	—	1,838	3,739
Exploration Expenses	973	6,509	3,507	10,989	909	6,569	5,930	13,408
Sustaining Capital Expenditures	14,376	4,470	10,601	29,447	3,369	4,268	6,193	13,830
IFRS 16 Lease Adjustments	174	165	—	339	—	83	—	83
Total AISC(1)	$99,395	$121,638	$181,615	$402,648	$80,578	$112,943	$196,636	$390,157

Gold Ounces Sold	65,797	52,223	130,666	248,686	65,966	54,245	129,801	250,012

Cost of Sales per Gold Ounce Sold	$1,695	$2,310	$1,334	$1,635	$1,448	$1,996	$1,487	$1,587
Cash Cost(1) per Gold Ounce Sold	$1,180	$2,098	$1,269	$1,419	$1,120	$1,867	$1,397	$1,426
AISC(1) per Gold Ounce Sold	$1,511	$2,329	$1,390	$1,619	$1,222	$2,082	$1,515	$1,561

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the reverse takeover transaction events and other items,
•	Gains (losses) on the revaluation of historical call and put options,
•	Unrealized Gains (losses) on financial instruments and embedded derivatives,
•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•	Gains (losses) on sale of assets,
•	Unrealized foreign exchange gains (losses),
•	Share-based (expense) and other share-based compensation,
•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,
•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
•	Non-recurring provisions,
•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Loss to attributable to Shareholders of the Company to Adjusted Net Earnings (Loss) can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA, excluding non-recurring items, items not related to a particular periods and/ or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) on the revaluation of historical call and put options,

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,
•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•	Gains (losses) on sale of assets,
•	Unrealized foreign exchange gains (losses),
•	Share-based (expense) and other share-based compensation,
•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•	Non-recurring provisions,
•	Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA, which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

	For three months ended September 30,		For nine months ended September 30,
(In thousands of US Dollars)	2024	2023	2024	2023
Net Loss	$(127,160)	$(189,385)	$(111,583)	$(204,808)
Finance (income) costs, net	$(441)	$4,559	$12,278	$17,271
DDA	15,596	10,884	42,735	28,597
Current income tax expense	38,141	27,187	65,521	47,110
Deferred income tax (expense) recovery	4,755	(9,798)	10,503	(8,115)
EBITDA(1)	$(69,109)	$(156,553)	$19,454	$(119,945)

	For three months ended September 30,		For nine months ended September 30,
(In thousands of US Dollars)	2024	2023	2024	2023
EBITDA(1)	$(69,109)	$(156,553)	$19,45	$(119,945)
Transaction related costs	—	146,496	—	146,496
(Gain) loss on revaluation of call and put options	—	16,337	—	21,883
Loss on revaluation of financial instrument	5,835	240	9,717	2,053
Impairment of exploration and evaluation asset	—	19,619	—	19,619
Foreign exchange	1,634	(1,188)	2,466	370
Share-based compensation	818	1,566	4,956	5,253
Mali agreement impact, VAT adjustments and Other	112,905	4,441	117,868	845
Adjusted EBITDA(1)	$52,083	$30,958	$154,461	$76,574

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

12.            CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

This MD&A provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition between September 30, 2024, and December 31, 2023, and results of operations for the three and nine months ended September 30, 2024, and September 30, 2023.

This MD&A has been prepared as of November 7, 2024. This MD&A is intended to supplement and complement the Consolidated Financial Statements prepared in accordance with IFRS. Readers are encouraged to review the Consolidated Financial Statements in conjunction with their review of this MD&A. Certain notes to the Consolidated Financial Statements are specifically referred to in this MD&A. All dollar amounts in the MD&A are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this MD&A includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
•	the Company’s expectations relating to the performance of its mineral properties;
•	the estimation of Mineral Reserves and Mineral Resources;
•	the timing and amount of estimated future production;
•	the estimation of the life of mine of the Company’s projects;
•	the timing and amount of estimated future capital and operating costs;
•	the costs and timing of exploration and development activities;
•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and
•	the Company’s expectations regarding the payment of any future dividends.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2023, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
•	include an allowance for mining dilution and ore loss; and
•	were reported using cut-off grades that vary by ore type due to variations in recoveries and operating costs. The cut-off grades and pit shells were based on a $1,500/ounce gold price, except for the Agbalé pit, which was based on a $1,800/ounce gold price.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
John Cooke of Allied Gold Corporation	Steve Craig of Orelogy Consulting Pty Ltd.

Except as otherwise disclosed, all scientific and technical information contained in this MD&A has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal Controls Over Financial Reporting (“ICFR”)

The Chairman & Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing ICFR or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s internal control framework is designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Chairman & Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design and operating effectiveness of internal controls over financial reporting as defined by NI 52-109 as at December 31, 2023. Based on this evaluation, the Executive Chairman & Chief Executive Officer and Chief Financial Officer concluded that the Company's ICFR were designed effectively as at September 30, 2024.

There was no change in the Company’s internal control over financial reporting for the three months ended September 30, 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting, with exception of the implementation of a new ERP system at the Company's Sadiola Mine. The Company implemented the ERP system to improve standardization and automation. The Company believes that the implementation of the ERP system and related changes to internal controls will enhance its internal controls over financial reporting while providing the ability to scale its business in the future. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

Disclosure Controls and Procedures (“DCP”)

DCP have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is gathered and communicated to senior management to allow timely decisions regarding required disclosure. The Company’s Chairman & Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the DCP, that as at September 30, 2024, the Company’s DCP have been designed to provide reasonable assurance that material information is made known to them by others within the Company.

Control and Procedure Limitations

The Company’s management, including the Chairman & Chief Executive Officer and Chief Financial Officer, believe that any ICFR and DCP, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

ENDNOTES

(1)	This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 11: Non-GAAP Financial Performance Measures.

(2)	Adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)	Net working capital is defined as the excess of current assets over current liabilities. Current liabilities for the purpose of the net working capital calculation exclude the borrowings associated with the Convertible Debenture, which is classified as current as per IAS 1. Holders can convert at any time, but a conversion would not result in a cash outlay for the Company as it would be settled in shares.

(4)	Historically, Cost of sales was presented inclusive of DDA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DDA refers to the sum of DDA of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DDA, divided by ounces sold.

(5)	Each stock option is exercisable into one common share of the Company, upon vesting. Restricted and Deferred share units are fully vested and redeemable into one common share of the Company.

(6)	Working Capital movement refers to the sum of

a.	(Increase) / decrease in trade and other receivables
b.	(Increase) / decrease in inventories
c.	Increase / (decrease) in trade and other payables

(7)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

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